Exhibit 99.2

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2017

AMENDED AND RESTATED AS OF NOVEMBER 13, 2017

Canopy Growth Corporation (“the Company” or “Canopy Growth”) is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario. On February 1, 2017, Canopy Growth changed its trading symbol on the Toronto Stock Exchange (“TSX”) from “CGC” to “WEED”.

Notice to Reader

Please be advised that the following changes were made to the management’s discussion and analysis of financial condition and results of operations for the year ended March 31, 2017 (“MD&A”) as previously filed.

i) the correction of the understatement of the fair value of the equity interest and options held by the Company in AusCann Group Holdings Ltd. (“AusCann”) by $18.3 million and $5.7 million, respectively, at March 31, 2017 which was previously carried at its cost base of nil being the consideration paid for the minority interest; and

ii) the correction of an immaterial non-cash error in the valuation of biological assets at March 31, 2017, as previously disclosed in the condensed interim consolidated financial statements for the first quarter ended June 30, 2017.

As a result of the restatement, the Company’s reported Net Loss was reduced from $16.7 million to a Net

Loss of $7.6 million. Please refer to note 2 of the Amended and Restated Consolidated Financial Statements for the years ended March 31, 2017 and 2016 for additional information.

Other than as expressly set forth above, the revised MD&A does not, and does not purport to, update or restate the information in the original MD&A or reflect any events that occurred after the date of the filing of the Original MD&A other than changes to the section entitled Controls and Procedures in the revised MD&A.

This MD&Ais amended and restated as of November 13, 2017. It should be read in conjunction with the Company’s audited amended and restated consolidated financial statements (the “Annual Financial Statements”) for the year ended March 31, 2017, including the accompanying notes.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of Canadian dollars, except share amounts. We prepared this MD&A with reference to National Instrument 52-109 – Continuous Disclosure Obligations of the Canadian Securities Administrators. This MD&A provides information for the year ended March 31, 2017 and up to and including June 26, 2017 other than as expressly set forth above.

The Annual Financial statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors as of November 13, 2017

The Annual Financial Statements were prepared in accordance with International Financial Reporting

Standards (“IFRS”) and include the accounts of the Company and its wholly-owned principal subsidiaries Tweed Inc. (“Tweed”), Tweed Farms Inc. (“Tweed Farms”), Bedrocan Canada Inc. (“Bedrocan”), Mettrum

Health Corp. (“Mettrum”), as well as other subsidiaries and affiliates as detailed in Note 4 to the Consolidated Financial Statements. All inter-company balances and transactions have been eliminated on consolidation.

Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and annual information forms are available on-line at www.sedar.com and also on our website at www.canopygrowth.com, and Short Form Prospectus with respect to the bought deals dated April 8, 2016, August 18, 2016 and December 16, 2016 are available on-line at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and forward-looking information within the meaning of Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	the Company’s expectations regarding the adoption and impact of certain accounting pronouncements;

•	the Company’s expectations regarding legislation, regulations and licensing related to the cultivation, production and sale of cannabis products by the company’s wholly-owned subsidiaries;

•	the expected number of users of medical cannabis or the size of the medical cannabis market in Canada;

•	the potential time frame for the passing of legislation to legalize recreational cannabis use in Canada and the potential form that final legislation will take;

•	the potential size of the recreational cannabis market in Canada should recreational use be legalized;

•	the ability to enter and participate in international market opportunities;

•	the Company’s expectations with respect to the company’s future financial and operating performance;

•	product sales expectations;

•	production capacity expectations; and

•	the Company’s ability to achieve profitability without further equity financing.

The words “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates” “forecasts”, “intends”, “anticipates”, or “believes” or variation (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur or to achieve are all forward-looking statements. Forward-looking statements are based on the reasonable assumptions, estimates, internal and external analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled “RISKS AND UNCERTAINTIES”. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as at the date of the MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

HIGHLIGHTS

Fourth Quarter Financial

•	Adjusted EBITDA[2] was a loss of $5,320 for the fourth quarter as compared to an Adjusted EBITDA loss of $4,401 in the fourth quarter of last year;

•	Fourth quarter revenue was $14,661; a 191% increase over the three month period ended March 31, 2016 when revenue totaled $5,042, and a 50% increase over third quarter revenues of $9,752;

•	1,740 kilograms and kilogram equivalents[1] sold in the fourth quarter ended March 31, 2017, representing an increase of 149% over the fourth quarter of last year, and an increase of 40% over the third quarter of fiscal 2017;

•	Oil sales accounted for 22% of fourth quarter revenue and approximately half of all oil sales in fiscal 2017. Oil shipments in the fourth quarter accounted for 2,504 litres (or approximately 250 kilogram equivalents) of the kilogram and kilogram equivalents stated above;

•	Average sales price per gram was $8.03 for the fourth quarter, as compared to $7.16 last year in the same quarter and $7.36 in the third quarter of fiscal 2017. The increase was due to a higher proportion of oils sold in the fourth quarter and to higher sales of premium strains;

•	The fourth quarter weighted average cost per gram to produce, harvest and sell cannabis was $2.90 as compared to $2.69 in the same quarter of last year and $2.47 in the third quarter of fiscal 2017. The increase in the weighted average cost per gram was due to higher royalties paid on premium brands, incremental quality assurance program costs, to lower kilograms harvested as comparted to the third quarter;

•	The fourth quarter Adjusted Product Contribution[2] was $9,612 or 66% of revenue as compared to an Adjusted Product Contribution of $3,158 and 63% of revenue in the same quarter of last year, and 68% for the third quarter of fiscal 2017. The Adjusted Product Contribution was reduced by approximately 10 percentage points since Q3 to reflect new value pricing for Tweed Farms, Sun-Grown strains in the year-end inventories;

•	Higher Sales & Marketing (“S&M”) and General and Administrative (“G&A”) expenses in the quarter include the combined operations of Mettrum Health Corp on February 1st, 2017, and investments made to develop international opportunities, and to build resources for the coming legalized recreational market, as well as advancing the public company governance processes and infrastructure. S&M and G&A expenses continued a trend of declining as a percentage of sales from quarter to quarter and year over year;

•	Net loss in the fourth quarter of fiscal 2017 amounted to $12,029, or $0.08 per basic and diluted share, compared to net loss of $5,122, or $0.05 per basic and diluted share in the fourth quarter of fiscal 2016. The net loss included acquisition costs of $5,394 in the fourth quarter, as well as other non-cash expenses totaling $8,290, and included the net non-cash effects of the IFRS accounting for biological assets and inventory which combined to $1,912; and

•	Cash and cash equivalents were $101,800 at March 31, 2017.

[1]	Kilogram equivalents refers to cannabis oils sold in 100 ml bottles where 10 ml is the equivalent of approximately 1 gram of dried cannabis. Mettrum oils are sold in 40 ml bottles which is the equivalent of approximately 5 grams of dried cannabis.
[2]	A Non-GAAP measure used by management, described elsewhere in this MD&A

Fiscal Year Financial

•	Adjusted EBITDA[2] loss was $16,989 for fiscal 2017 as compared to an Adjusted EBITDA loss of $14,126 last year;

•	Total revenue for fiscal 2017 was $39,895, up 214% from $12,699 last year;

•	A total of 5,139 kilograms and kilogram equivalents were sold in fiscal 2017, as compared to 1,696 kilograms and kilogram equivalents sold in fiscal 2016;

•	Oil sales accounted for 15% fiscal 2017 revenues. Oil shipments in fiscal 2017 accounted for 5,178 litres (or approximately 518 kilogram equivalents) of the kilogram and kilogram equivalents stated above, of which half was shipped in the fourth quarter;

•	Average sales price per gram was $7.40 for the year, as compared to $7.34 last year; and

•	Net loss in the year ended March 31, 2017 amounted to $7,572, or $0.06 per basic and diluted share, compared to net loss of $3,496, or $0.05 per basic and diluted share in the year ended March 31, 2016. The net loss included acquisition costs of $7,369 during the year, as well as other non-cash expenses totaling $16,157 for the year, offset by the net non-cash effect of the IFRS accounting for biological assets and inventory which combined to $26,382.

Operations

•	Over 55,000 registered patients at March 31, 2017 compared to approximately 11,000 at March 31, 2016;

•	Harvested 1,980 kilograms in the quarter as compared to 5,264 kilograms in the third quarter which then included a record Fall harvest from Tweed Farms;

•	4,810 kg of extraction-grade inventory held for extraction which is expected to be rapidly converted to oils and capsules when the new AES industrial capacity extraction equipment is fully commissioned by July 2017; and

•	On March 23, 2017, Canopy Growth announced the licensing of new grow rooms at its Smiths Falls campus that increased flowering space by 50 percent. The Company announced that it had received approval for a number of additional rooms targeted at value-added production and operational expansion, including several new fulfilment rooms that will triple the Company’s order fulfilment capacity.

Corporate Initiatives

•	On January 16, 2017, the Company announced that it had closed the acquisition of the property at 1 Hershey Drive that currently houses Canopy Growth’s headquarters and the Smiths Falls, Ontario production facilities. The building, property and chattels were acquired for $6.6 million, of which $924 was settled with the issuance of 94,397 common shares of Canopy Growth, based on a 5- day VWAP of $9.7882 ending the day before closing;

•	On January 31, 2017, the Company and Mettrum announced the closing of the acquisition of Mettrum by the Company pursuant to the terms of an Arrangement Agreement dated November 30, 2016 and previously announced by the Companies on December 1, 2016. Canopy Growth and Mettrum entered into the Arrangement Agreement pursuant to which Canopy Growth agreed to acquire all of the issued and outstanding Mettrum Shares on the basis that each holder of Mettrum Shares received 0.7132 Canopy Growth Common Shares for each Mettrum Share held. Mettrum was a Tier 1 Industry Issuer listed on the TSXV. Mettrum ceased trading as an Issuer on the TSXV on February 1, 2017;

•	On February 23, 2017, the Company announced that Tweed had been named an Emerging Cult Brand of the Year at The Gathering, a one-of-a-kind festival that connects like-minded marketers and entrepreneurs and celebrates “the world’s bravest brands” who have developed cult-like followings;

•	On March 15, 2017, the Company’s announced the launch of sales of a variety of top tier seeds, under its HomeGrow Collection banner through the Tweed on-line store. Consisting of 10 cannabis varieties ranging from low and high THC to CBD options, the HomeGrow Collection is designed to meet the needs of a variety of patients managing a variety of symptoms;

•	The Company was added to the S&P/TSX Composite Index, effective after the close of trading on March 17, 2017;

•	On March 22, 2017, the Company announced the completion of a private placement with one investor (the “Offering”) of common shares. Pursuant to the Offering, the Company issued 2,500,000 shares at a net price of $9.70 per share, for aggregate net proceeds of $24,250; and

On March 29, 2017, the Company announced that in early April 2017 the Company’s new online store, Tweed Main Street, would become the single online store for all patients registered with Tweed, Bedrocan and Mettrum. Tweed Main Street became operational on April 11, 2017.

RECENT DEVELOPMENTS

Acquisition of rTrees Producers Limited Closed

On April 3, 2017, Canopy Growth announced that the Company had entered into an agreement to acquire rTrees Producers Limited (“rTrees”), a late-stage ACMPR applicant based in Yorkton, On May 1, 2017, the Company announced the closing of the acquisition. rTrees will operate under the name Tweed Grasslands in a 90,000 sq. ft. facility in Yorkton with the capacity to expand operations to over 300,000 sq. ft. as the markets for medical and recreational cannabis develop.

On June 16, 2017, Tweed Grasslands became Canopy Growth’s sixth licensed production site, having received its cultivation license on that date from Health Canada. Production is expected to begin in July 2017 to support increased demand from medical patients around the world.

Announced the Launch of Tweed’s curated CraftGrow line

On April 19, 2017, Canopy Growth announced the launch of Tweed’s curated CraftGrow line, which brings high quality cannabis grown by a diverse set of producers to Tweed Main Street’s customers. By participating in CraftGrow, Access to Cannabis for Medical Purposes Regulations (“ACMPR”) license applicants and Licensed Producers can utilize components of the Company’s platform including high quality genetics sourced from around the world, industrial scale cannabis oil extraction infrastructure, a rigorous product Quality Assurance program, the Tweed Main Street online marketplace as well as award winning customer care and call centre capabilities. Access to these Canopy Growth platform components can be expected to significantly reduce the resources that new entrants are required to invest to enter the market and help get them get to market much faster to the benefit of all medical cannabis patients. As a starting point, four distinct partners have joined CraftGrow, all with different growing styles and approaches to cannabis. They are: AB Laboratories Inc., Canada’s Island Garden, JWC Ltd, and PUF Ventures Inc.

Canopy Growth Reaffirms Funding for Corporate Social Responsibility Programs and Public Education

On April 13, 2017, the Company provided an update to its social responsibility programs. In addition to numerous donations to local cultural and health-based initiatives, Canopy Growth has previously committed that $1 per bottle of cannabis oils sold through its subsidiaries will be allocated to address issues that are unique to cannabis consumption.

Through this dedicated fund, Canopy Growth has already provided resources to the Canadian Drug Policy Coalition (CPDC) and Mothers Against Drunk Driving (“MADD”) Canada in order to create safe driving campaigns to address the important issue of driving under the influence of cannabis. CDPC conducted an in-depth evidence review and knowledge translation. This work, led by renowned drug policy experts Donald McPherson and Rielle Capler, is complete and available online. MADD Canada’s television campaigns were written with the best available research in mind and are presently in production for airing later in the spring.

Following the Company’s acquisition of Mettrum and the launch of the Tweed Main Street online store where patients can access all products produced by several of Canada’s leading producers of cannabis in one location, the Company committed that the $1 per bottle education contribution will now extend to Mettrum oil products as well. Moving forward, Canopy Growth knows that too many young Canadians are consuming cannabis and parents need resources to speak to their children about drug use. With that in mind, the next prong of our customer service program will focus on supporting parents and other adults to have informed conversations with youth about the use of cannabis.

Canopy Growth Welcomes Cannabis Legalization Legislation

On April 13, 2017, following the tabling of proposed legislation outlining the framework for the legalization of adult use cannabis, as well as laws to address drug-impaired driving, the Company offered commentary that included the following:

Canada has administered an ineffective system of prohibiting cannabis since 1923 and today took a major step forward by introducing evidence-based policy that will reduce access for younger Canadians, ensure federally regulated production and standards, and establish a legitimate market that will create jobs and generate economic benefits to communities all across Canada.

With regards to the special emphasis on drug-impaired driving, Canopy Growth commends the federal government. The risks of impaired driving are top-of-mind for Canadians. As a responsible leader in this sector, Canopy Growth is proud to have committed resources early towards educating people on responsible consumption of cannabis. This is work we are proud of and work that will continue.

On the subject of packaging and promotion, Canopy Growth looks forward to continued discussion on this topic as regulations are developed. The legislation does not prescribe specific limitations other than details on overly promotional language or targeting youth. Prohibiting promotion aimed at children is a common-sense approach and Canopy applauds these limitations as expressed in the bill.

Canopy Growth is also very pleased to see that the government will allow a mail order system for recreational sales. Online sales are a reality of consumer life and the backbone of the existing medical cannabis system. To improve the online experience for today’s medical cannabis customers Canopy Growth recently launched a one-stop shop for multiple cannabis brands. In today’s medical market and in the future recreational market, Tweed Main Street will offer established brands, like Tweed, to age-appropriate customers across the country. Tweed Main Street is an online marketplace that will be available to new entrants, big and small, as more and more producers become licensed for cannabis production.

As it relates to future production needs, Canopy Growth is a diversified cannabis producer. It will continue to place the highest priority on meeting the needs of medical patients, expanding internationally as federal laws permit, and increasing its capacity to serve recreational customers across Canada in the future. With that in mind, widespread capacity expansion is already well underway across the Company. From day one, Canopy Growth has focused on capacity building, brand development and the highest customer care and product quality. These areas will continue to be our focus today and into the future.

Canopy Growth Establishes Initial Funding for its Financing and Strategic Support Platform, Canopy Rivers Corporation

On April 27, 2017, Canopy Growth announced the commitment of $20 million in seed capital funding for a complementary but distinct company that will provide financial support to ACMPR applicants and existing Licensed Producers. Canopy Rivers Corporation (“Canopy Rivers”), a wholly-owned subsidiary of Canopy Growth, plans to enter agreements to secure a portion of cannabis production in exchange for upfront capital, strategic support, and genetics materials as may be required.

On June 16th, 2017, Canopy Rivers closed an offering to raise aggregate gross proceeds of $36,230. The offering was led by GMP Securities L.P. as the sole lead agent in a syndicate that also included PI Financial Corp., Cormark Securities Inc., and INFOR Financial Inc. This offering increased the cash resources available for Canopy Rivers to provide growth capital and strategic support within the regulated cannabis industry to approximately $56,000.

Private Placement Financing

On July 26, 2017, the Company completed a private placement financing of 3,105,590 common shares for aggregate gross proceeds of $25,000. The offering price was $8.05 per share. The transaction was unbrokered, so transaction costs solely related to legal fees of $25 were paid as part of the common share issuance.

DESCRIPTION OF THE BUSINESS

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

In 2001, Canada became the second country in the world to recognize the medicinal benefits of cannabis and to implement a government-run program for medical cannabis access. Health Canada replaced the prior regulatory framework and issued the Marihuana for Medical Purposes Regulations (“MMPR”) in June 2013 to replace government supply and home-grown medical cannabis with highly secure and regulated commercial operations capable of producing consistent, quality medicine. The MMPR regulations issued in June 2013 covered the production and sale of dried cannabis flowers only. A court injunction in early 2013 preserved the production and access methods of the prior legislation for those granted access prior to the injunction.

On July 8, 2015 Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), which includes a Section 56 Class Exemption for Licensed Producers under the MMPR to conduct activities with cannabis (the “Section 56 Exemption”), which permits Licensed Producers to apply for a supplemental license to produce and sell cannabis oil and fresh cannabis buds and leaves, in addition to dried cannabis (this does not permit Licensed Producers to sell plant material that can be used to propagate cannabis).

On August 24, 2016, the Government of Canada introduced new regulations governing the use of cannabis for medical purposes. These new regulations, known as the ACMPR, were introduced in response to the February 24, 2016 decision rendered by the Federal Court of Canada in the Allard et al v the Federal Government of Canada case. The plaintiffs in the Allard case argued that the MMPR violates their Charter of Rights and the court, in a lengthy and detailed judgment, agreed with the plaintiffs. The court gave the Government of Canada until August 24, 2016 to determine how existing regulations should be amended to ensure that patients have the access to medical cannabis that they need.

The ACMPR, remained largely consistent with the former MMPR, but restores the ability of patients to grow their own cannabis at home, including the ability to designate a third-party grower through regulations akin to the former Medical Marijuana Access Regulations (MMAR). Under the ACMPR, patients who choose to grow at home, subject to a maximum number of plants, will be required to register their production sites and provide copies of their medical authorization to Health Canada in order to allow for monitoring and auditing of their activities.

Under ACMPR, patients are required to obtain a medical approval from their healthcare practitioner and provide a medical document to the licensed producer from which they wish to purchase cannabis. Since the requirements under the new regulations are both simpler and involve fewer obstacles to access than the previous regulatory regime, it is anticipated that the growth in the number of approved patients will accelerate. Moreover, the new system allows for competition among licensed producers on a host of factors including product quality, customer service, price, variety and brand awareness, allowing for well-positioned and capitalized producers to leverage their position in the marketplace.

Health Canada recently reported that over 168,000 patients had enrolled into the ACMPR program by March 31, 20173. By 2024, Health Canada estimates that the number of patients using medical marijuana will grow to 450,000, creating a medical cannabis market worth an estimated $1.3 billion.

When recreational cannabis use is legalized (see “Legalization of Recreational Use of Marijuana in Canada”), it is expected that the ACMPR will be replaced by a new regulatory framework that will cover both the medical and recreational markets.

LEGALIZATION OF RECREATIONAL USE OF MARIJUANA IN CANADA

CIBC World Markets reports estimates of the potential value of the recreational cannabis market in Canada range from $5 billion to $10 billion per year. The lower market value of $5 billion per year translates into yearly consumption of 770,000 kilograms of cannabis, assuming a price of approximately $6.50 per gram.4 To put the potential size of the Canadian recreational market in context, Statistics Canada valued the beer market in Canada, in 2014, at $8.7 billion.5

On April 13, 2017, the Canadian Federal Government tabled legislation (Bill C-45) which aims to legalize recreational marijuana in Canada. Government officials are targeting on or before July 1, 2018 as the timing of implementation for the Cannabis Act. The Cannabis Act has been through the initial reading and is awaiting debate at the House of Commons. It also needs to be studied by a committee before being adopted by the House. In addition, it will need to be reviewed by the Senate which may require amendments before approving it. As expected, Canadian Licensed Producers (“LP”), which currently supply the medical marijuana market, will also be responsible for supplying marijuana to the recreational market.

While the Task Force’s recommendations leaned toward a model where LPs would not be allowed to advertise as with the tobacco industry, the Company believes Bill C-45 will be more lenient and allow some form of brand differentiation. Canopy Growth looks forward to continued discussion on this topic as regulations are developed. The legislation does not prescribe specific limitations other than details on overly promotional language or targeting youth. Prohibiting promotion aimed at children is a common-sense approach and Canopy applauds these limitations as expressed in the bill.

The Cannabis Act proposes the continuation of the mail order system for recreational sales. Online sales are a reality of consumer life and the backbone of the existing medical cannabis system. To improve the online experience for today’s medical cannabis customers Canopy Growth recently launched a one-stop shop for multiple cannabis brands. In today’s medical market and in the future recreational market, Tweed Main Street will offer established brands, like Tweed, to age-appropriate customers across the country. Tweed Main Street is an online marketplace that will be available to new entrants, big and small, as more and more producers become licensed for cannabis production.

[3]	http://www.hc-sc.gc.ca/dhp-mps/marihuana/info/market-marche-eng.php
[4]	http://research.cibcwm.com/economic_public/download/eijan16.pdf
[5]	http://www.statcan.gc.ca/daily-quotidien/150504/dq150504a-eng.htm

As it relates to future production needs, Canopy Growth is a diversified cannabis producer. It will continue to place the highest priority on meeting the needs of medical patients, expanding internationally as federal laws permit, and increasing its capacity to serve recreational customers across Canada in the future. With that in mind, widespread capacity expansion is already well underway across the company. From day one, Canopy Growth has focused on capacity building, brand development and the highest customer care and product quality. These areas will continue to be our focus today and into the future.

INTERNATIONAL DEVELOPMENT

In recent years, the actions of governments around the world have signaled a significant change in attitudes towards cannabis. Governments in Australia, Brazil, Germany, Chile, Jamaica, Israel, Mexico, South Africa, and others have taken steps to foster research into cannabis-based medical treatments and/or towards increasing legal access to medical cannabis.

On January 19, 2017, the German parliament passed legislation that legalized medical cannabis and included provisions for medical cannabis treatment expenses to be covered by health insurance. In early April 2017, the German government issued a Request for Proposal seeking submissions from parties interested in obtaining one of up to 10 licenses to produce medical marijuana in Germany. For more information, see Overview of Canopy Growth Corporation.

With cannabis beginning to emerge from the shadows, many countries are looking to Canada, and its regulatory framework for the commercialization of medical cannabis, with much interest and respect. Australia began the rollout of a regulatory framework in 2016. As Canada has developed an enviable regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community.

The opening of legal cannabis markets around the world presents an opportunity for Canopy Growth. Leveraging our dominant market position in Canada, world-class production platforms and knowledge, and strong balance sheet, our business is establishing a growing international presence. Medical cannabis opportunities are becoming increasingly available as new jurisdictions move towards establishing new or improved medical cannabis systems. Canopy Growth has to date announced its entry into emerging markets in Germany, Brazil, and Australia, and is evaluating other international opportunities where the regulatory framework permits (See Overview of Canopy Growth Corporation).

Canopy Growth remains committed to only conducting business, related to growing cannabis, in jurisdictions where it is federally legal to do so. Canopy Growth believes that operating and investing in markets without federal legal frameworks, puts the company at risk of prosecution, puts at risk its ability to operate freely, and potentially could jeopardize its listing on major exchanges and in turn its access to capital from reputable US-based funds.

OVERVIEW OF CANOPY GROWTH CORPORATION

Canopy Growth is a publicly-traded company, incorporated in Canada, with its head office located at

1 Hershey Drive, Smiths Falls, Ontario. The Company’s common shares were listed on the TSXV on April 4, 2014, but subsequently graduated to the TSX on July 26, 2016 under the trading symbol “CGC”. On February 1, 2017, the Company began trading on the TSX under the symbol “WEED”. The Company was added to the S&P/TSX Composite Index, effective after the close of trading on March 17, 2017.

As discussed above (See International Development), many countries around the world are moving to provide their citizens with legal access to cannabis products produced by a commercial regulated industry, similar to that pioneered in Canada.

Canopy Growth, an early mover in the Canadian market, is a multi-brand cannabis company that believes its strong focus on and investment in brand, market and product differentiation, increased cannabis supply through Company and partner cannabis production platforms, and education, to help citizens safely, effectively and responsibly use cannabis, will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term.

BRANDS

The Company’s core brands are:

Tweed Main Street

The Company has established Tweed Main Street as the brand for its core customer engagement vehicles, both online and physical “brick and mortar” locations.

Through the Tweed Main Street online market place, registered customers can purchase all dried, oil and softgel cannabis products available from the Company including varieties from Tweed, Tweed Farms, Bedrocan, Mettrum, DNA Genetics and Leafs By Snoop. To strengthen engagement with customers and aid their selection of the cannabis products that are right for them, Tweed Main Street provides tools and information to help patients search for cannabis products based on cannabinoids, form and time of use. In addition, Tweed Main Street provides a “Spectrum” tool, originally developed by Mettrum, that allows customers to categorize strains according to THC potency, as well as CBD levels using a straight forward colour code system. Product availability in Tweed Main Street is subject to multiple factors including customer demand, cultivation schedule and the time required for post-harvest processing, quality assurance testing and regulator approval.

Further engagement between the Company’s brands and customers is facilitated by the Company’s expanding network of Tweed Main Street Community Engagement Centers. These physical “brick and mortar” locations in Southern Ontario (Barrie, Etobicoke, Guelph and Hamilton) provide an opportunity for interested individuals to learn about medical cannabis in a helpful, supportive and consumer-friendly environment. The Company is actively seeking partners to expand the network of Tweed Main Street locations, through licensing partnerships, to strategic locations across Canada.

Tweed Main Street does not offer volume discounts to end users, but has developed an income-tested Compassionate Pricing Promise whereby eligible low-income patients may obtain a 20% discount off regular prices.

Tweed

A key focus of the Company, since its inception, has been the development of its Tweed brand. From the name, logo and design aesthetic, to the approachable tone and light-hearted copy, Tweed is branded and positioned in a unique way. Tweed deliberately chose to incorporate a sense of texture and approachability that welcomes customers and encourages an intimate relationship with the brand. In support of its brand, Tweed focuses heavily on its social media and earned media presence as an engagement strategy. Tweed has emerged as the most dynamic brand in the industry with exceptionally strong appeal and recognition in the medical cannabis market in Canada across value and premium product segments. In February 2017, Tweed, alongside other brands Canada Goose, Levi’s and Fender, was named an Emerging Cult Brand of the Year at The Gathering, a one-of-a-kind festival that connects like-minded marketers and entrepreneurs and celebrates “the world’s bravest brands” who have developed cult-like followings.

Tweed is currently positioned as a premium medicinal cannabis brand offering high-quality cannabis in multiple product forms – dried, oil and easy-to-consume, softgels. The Tweed brand will evolve towards an adult lifestyle brand to best serve the needs of the future adult recreational market in Canada.

Tweed strains currently sold include Argyle, Penelope, Tweed Lot #2 and Bakerstreet. Tweed dried cannabis is sold at prices ranging from $6 per gram to $12 per gram for premium strains. Typically, growth time, strain yield and market comparatives determine a strain’s price. Very particular strains may be priced higher, but this would be the exception. Tweed sells Cannabis Oils made with GMO-free, organic sunflower oil. Tweed Cannabis Oils currently available include Argyle, Bakerstreet, Zais, Zira and Tweed Lot #3. Prices for Cannabis Oils range from $95 per 100 ml bottle to $185 per 100 ml bottle depending on the strains incorporated.

Tweed Farms

The Tweed Farms and supporting Sun-Grown brands signify high-quality cannabis grown in an environmentally-friendly greenhouse using the natural energy of the sun and recycled rainwater. For Tweed Farms, the quality of the cannabis grown at the Company’s greenhouse in Niagara-on-the-lake, Ontario, has been certified as meeting the standards of DNA-Genetics and Leafs By Snoop and operation of the greenhouse has been certified as meeting Good Manufacturing Practices (GMP) standards by the German authority, Regierungspraesidium Tübingen.

Tweed Farms’ Sun-Grown brands typically sell at lower prices than similar strains offered under the Tweed brand, with the lowest price strains sold at $6 per gram. There are, at present, no oils sold under the Sun-Grown brand.

Mettrum

Mettrum, with its unique colour-based strength and dosage system, the Mettrum Spectrum, its robust online physician portal, significant investment in medical research and multiple production facilities, is the leading natural health brand in the Canadian medical cannabis market. Brought under the “Canopy” on February 1, 2017, Mettrum is a perfect complement to Canopy Growth’s existing brand portfolio by occupying the natural health and wellness space in between the lifestyle and pure medical plays.

Figure 1: Strain categorization by colour spectrum

Mettrum dried cannabis currently sells for between $7.60 and $8.60 per gram and oil extracts for $90.00 per 40 ml bottle.

Spectrum Cannabis

On June 19, 2017, Canopy Growth announced a new international medical brand that will serve as the Company’s physician and patient-facing identity in strictly medical markets outside North America, Spectrum Cannabis. Based on the intuitive colour-based system that has served to position Mettrum as an approachable cannabis brand in Canada, Spectrum will focus on physician interactions, stakeholder outreach, and patient education. The industry-leading expertise developed in Canada will be applied to markets around the world through this new brand. The most immediate examples are in Germany and Chile, as described below.

Spektrum Cannabis GmbH. The Company’s subsidiary, renamed Spektrum Cannabis GmbH, has distributed cannabis products to over 400 pharmacies across Germany, up from 200 pharmacies in April 2017. Spektrum’s facility in Germany is GMP certified by Regierungspraesidium Tübingen.

Spectrum Chile SpA. Canopy Growth established Spectrum Chile SpA subsequent to year-end as announced on June 20th, 2017. Medical markets in Chile are emerging and Canopy Growth plans to enter the market aggressively in order to position itself as a leader in the Chilean market. Through a strategic partnership with Cannagrow, a domestic Chilean medical cannabis company, Spectrum Chile has been created to ensure Chilean patients have access to high-quality cannabis products.

Bedrocan Canada

The Bedrocan brand has been associated with the trusted supply of high quality, standardized cannabis to medical patients in the Netherlands for more than 20 years. The Company acquired the Bedrocan Canada brand in 2015 to strengthen the Company’s position in the Canadian medical cannabis market. The Company intends for Bedrocan to remain solely focused on the medical market, even if a legalized recreational market is eventually legislated in Canada.

The price for all Bedrocan strains purchased by patients new to Bedrocan products has been set at $8.50 per gram. For existing Bedrocan patients, prices for Bedrocan strains set in September 2016 and January 2016 ($6.75 per gram and $5.00 per gram, respectively) will be serviced for the duration of their medical document. Bedro-oil products were introduced in the first quarter of fiscal 2017 and are priced at $110 per 100 ml bottle.

Leafs by Snoop

Tweed has partnered with Snoop Dogg, a renowned cannabis connoisseur and business pioneer in the Cannabis sector. Snoop and business partner Ted Chung recently launched online media platform MERRY JANE, the definitive cultural destination for news and original content. He is also the first celebrity to release a branded line of products, Tweed and Snoop Dogg have partnered to bring the Leafs By Snoop offering of diverse whole-flower strains, including a high CBD option and mid to high-range THC options, to Canada and exclusively available to Tweed customers.

On October 27, 2016, Tweed began selling three Leafs By Snoop varieties—Sunset, Ocean View and Palm Tree CBD. Leafs By Snoop strains currently available include Sunset, Ocean View, Moonbeam and Palm Tree CBD. Prices for Leafs by Snoop Strains range from $9 to $12 per gram.

It is expected that Leafs By Snoop will be a full spectrum offering of diverse strains including a high CBD option and mid to high-range THC options.

DNA-Certified

DNA Genetics have won awards in every category in the Cannabis Cup, the world’s preeminent cannabis competition. In October 2015, Tweed and DNA Genetics announced an exclusive partnership that would see Tweed leverage DNA’s expertise in cannabis breeding to bring new, exclusive DNA Certified strains to Tweed customers. Working with DNA, Tweed will be breeding new strains for customers that simply are not available anywhere else in the world, and bringing the best of existing DNA genetics to Tweed customers, bred and grown to the DNA standards the world expects. With an official certification on select indoor and greenhouse grown strains, DNA is adding a stamp of approval. DNA Certified cannabis has been personally bred, phenotyped and inspected by DNA Genetics.

On September 15, 2016, Tweed launched Lemon Skunk, the first strain certified by DNA Genetics and selected through phenotyping by DNA Genetics. DNA certified strains sold to Tweed customers include Lemon Skunk, Super Lemon OG, Golden Lemons and Banana Kush. Prices for DNA-Certified strains range from $7 to $12 per gram.

CraftGrow

The CraftGrow is the brand developed for the Company’s partner program that gives licensed producers access to the Company’s platform including rigorous product Quality Assurance program, online market place, award winning customer care and call centre capabilities as well as Tweed’s large and growing customer base. Access to the Company’s platform can be expected to significantly reduce the resources that new entrants are required to invest to enter the market and help get them to market much faster to the benefit of all medical cannabis patients. The CraftGrow program benefits our customers by bringing the best variety of cannabis cultivate by some of the best producers in Canada, no matter their size, to the Company’s online marketplace.

Through the CraftGrow program, partners will benefit from co-branding efforts that will see their brand featured prominently alongside the CraftGrow and the Company’s other brands. CraftGrow co-branding extends to copy that showcases the history and unique growing methods of each partner.

CANNABIS PRODUCTION – COMPANY OWNED CAPACITY

Through its wholly owned-subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. The Company has eight licenses to cultivate and sell cannabis under the ACMPR program. The Company’s subsidiaries are licensed to produce and sell annually, 21,100 kilograms of dried cannabis and 9,800 kilograms of cannabis oil and has a combined licensed vault monetary capacity of $437,500.

The Company’s wholly-owned subsidiaries operate licensed cannabis production facilities across Canada.

Smiths Falls, Ontario

The commercial license for this facility covers 168,000 square feet and covers 24 completed grow rooms and related vegetation, nutrient delivery and production infrastructure as is required to support the full 39 grow room configuration that is to be build. On June 19, 2017, the Company announced that its Smiths Falls facility received a certificate of Good Manufacturing Practices (GMP) as issued by the German authority, Regierungspräsidium Tübingen.

The Smiths Falls facility also includes an in-house laboratory and R&D area, cannabis oil extraction infrastructure and a high-level security vault and a breeding facility that features several breeding rooms, phenotyping rooms, as well as male and female plant rooms.

The Smiths Falls facility currently cultivates Tweed, Leafs by Snoop and DNA Certified strains.

Tweed received a Dealer’s License pursuant to the provisions of the Controlled Drugs and Substances Act and its Regulations and will now begin operating this purpose-built area, built to Good Manufacturing Practice (“GMP”) specifications, within the Smiths Falls facility. The issuance of the license followed an extensive multi-year process that included application, design, construction and security clearance of key personnel. As a licensed dealer, Tweed will be able to conduct research and possess cannabis and cannabis derivatives in forms that are not currently covered by the ACMPR. Tweed can also begin development of innovative products for future market opportunities, and with necessary approvals undertake the export of non-dried form of cannabis to other jurisdictions.

This facility’s commercial license will be up for renewal on July 18, 2018.

The total footprint of the existing Smiths Falls facility, at 472,000 square feet, can support a significant increase in production, processing and order fulfillment capacity. Canopy Growth has begun planning the utilization and construction of remaining unlicensed portion, approximately 300,000 square feet, of the Smiths Falls facility. In addition, the 42-acre site at 1 Hershey Drive could house hundreds of thousands of square feet of additional production and processing space.

Niagara-on-the-Lake, Ontario

The production facility in Niagara-on-the-Lake, Ontario (“Niagara”) is comprised of a greenhouse facility that is 375,000 square feet, of which 350,000 square feet represents the greenhouse and 25,000 square feet is used for post-harvest processing storage, shipping and offices. This location received its full commercial license to produce, possess, ship and sell dried cannabis on March 31, 2016. Currently, all dried cannabis produced in the Niagara greenhouse is transferred to the Company’s facility in Smiths Falls for final processing and sale. As at March 31, 2017, all 350,000 square feet of the greenhouse was utilized for the production of medical cannabis. The Niagara greenhouse currently cultivates Tweed Farms, Leafs by Snoop and DNA Certified strains.

On June 19, 2017, the Company announced that its Niagara facility received a certificate of Good Manufacturing Practices (GMP) as issued by the German authority, Regierungspraesidium Tübingen.

With the ability to grow high-quality strains that support premium price points, in a low-cost greenhouse environment, the Company can be expected to generate high margins on the premium strains cultivated in the Niagara greenhouse facility.

This facility’s license will be up for renewal on July 13, 2017.

The Niagara location consists of 23 acres of land with the current greenhouse occupying approximately 8 acres which leaves an additional 14 acres (approximate) to support future expansion.

Toronto

Canopy Growth’s indoor facility in the Greater Toronto Area leverages over two decades of indoor standardized cannabis growing experience of Netherlands based Bedrocan International BV. This 52,000 square feet production facility is fully-licensed, and includes 34 vegetative and growing rooms, the building’s two-floor high security level vault, and the ability to dispose of cannabis refuse via composting. The Toronto facility exclusively cultivates Bedrocan Canada strains.

The facility’s Commercial License to produce domestic medical cannabis will be up for renewal on February 17, 2018.

The Company acquired its facility in Toronto on August 28, 2015 as part of the acquisition of Bedrocan pursuant to a definitive plan of arrangement, in which the Company acquired all of the issued and outstanding securities of Bedrocan.

Creemore, Ontario

This facility in Creemore, Ontario was licensed by Health Canada on December 11, 2014. This license allows for the production, sale or provision, possession, shipping, transportation, delivery and destruction of dried marijuana and marijuana plants or seeds. The facility’s Creemore’s Commercial License covers 20,000 square feet and includes 40 growing pods as well as necessary vegetation, nutrient delivery, oil extraction infrastructure and plant destruction. Mettrum Creemore sits on a 20 acre site which provides the opportunity for future expansion. The Company is in the beginning stages of planning the expansion of the Mettrum Creemore site. The Creemore facility cultivates various Mettrum strains.

The facility’s license will be up for renewal on December 12, 2017.

Bowmanville South, Ontario

The Bowmanville South facility was licensed by Health Canada on December 17, 2015. The facility’s current license allows for the production, sale or provision, possession, shipping, transportation, delivery and destruction of dried marijuana and marijuana plants or seeds. The license covers 60,000 square feet and includes 13 growing rooms as well as necessary vegetation, nutrient delivery and plant destruction. The Company plans to construct 5 additional flowering rooms with construction expected to begin early in the second half of calendar year 2017. The Bowmanville South facility cultivates various Mettrum strains.

The Bowmanville South facility sits on a 7 acre site which provides the opportunity for future expansion. The Company is currently planning the expansion of this location, by up to 100,000 square feet of growing capacity, as the market for legal cannabis develops.

Bowmanville North, Ontario

This facility in Bowmanville, Ontario received its first license from Health Canada on November 1, 2013. On September 20, 2016 Mettrum announced that it entered into an agreement with Cannabis Care Canada Inc. (“CCC”) to sell the Bowmanville North facility. The transaction is expected to close in the first half of fiscal 2018 subject to certain conditions including receiving a license amendment from Health Canada. CCC is financially backed by Laborers International Union of North America (“LiUNA”), North America’s single largest construction union with over 100,000 Canadian members. As per the terms of the agreement, CCC paid $7 million in cash to acquire Bowmanville North and entered into a three-year Supply Agreement with CCC. As part of the transaction, CCC will also assume all outstanding obligations associated with the Bowmanville North facility. The Company acquired Creemore, Bowmanville South and Bowmanville in its acquisition of Mettrum. On January 31, 2017, Canopy Growth and Mettrum announced the closing of the acquisition of Mettrum by the Company pursuant to the terms of an arrangement agreement dated November 30, 2016 and previously announced by the Companies on December 1, 2016.

Yorkton, Saskatchewan

The Company’s facility in Yorkton, Saskatchewan received its license from Health Canada on June 16, 2017. Now licensed, rTrees will operate as Tweed Grasslands. Tweed Grasslands will operate a 90,000 square feet facility, of which approximately 15,000 sq. ft. is currently licensed, with the capacity to expand operations to over 300,000 square feet as the market for legal cannabis develops.

The Company acquired this facility on closing of the acquisition of all issued and outstanding shares of rTrees Producers Limited (“rTrees”) that the Company announced on May 1, 2017. On closing, the Company issued 698,901 common shares, and another 698,901 common shares when the cultivation license was received, and up to another 2,096,703 common shares will be held in escrow and issued if, and when, specific licensing and capacity expansion related milestones are achieved, for a total of up to 3,494,505 shares on successful completion of all milestones.

Saint-Lucien, Quebec

On November 2016, the Company acquired a pre-license applicant, Vert Cannabis (formerly Vert Marijuana), and the lease on a production facility in Drummondville, Quebec. The details of the acquisition and related milestone payments are described in the notes to the financial statements. Since being acquired by Canopy Growth, the Company has fully upgraded the site’s facility to the Company’s and Health Canada’s status so that it is ready for inspection for the cultivation of cannabis under the ACMPR.

The Company also has the right to purchase the 90 acres of leased land and building located in Saint-Lucien, Québec.

The acquisition of Vert is not a “significant acquisition” for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations.

Future Owned Capacity Expansion

The Company may continue to expand production capacity through the acquisition of select ACMPR licensed producers and license applicants. The Company will continue to utilize its documented and compliant standard operating procedures to improve the operations of ACMPR licensed producers or pursue completion of an ACMPR license application. Given the Company’s knowledge of and experience applying the ACMPR regulations as well as its business, operational and capital markets experience, the Company is able to conduct detailed business, finance and operational reviews of potential acquirees.

To help the Company expedite the expansion of its production capacity, Canopy Growth announced on November 1, 2016 that it had entered into a Memorandum of Understanding (“MoU”) with The Goldman Group to expand the Company’s cannabis production capacity and geographic footprint. The MoU is the culmination of a shared view that high quality cannabis grown through secure production channels will continue to be the preferred model for Canadian cannabis production and distribution, and that current capacity is insufficient to meet the growing demand for medical and future recreational cannabis. The growth strategy will see The Goldman Group purchase or build new properties, subject to Canopy Growth’s approval and built to Canopy Growth’s proprietary specifications, and lease those properties back to the Company on a cost plus basis. The partnership with The Goldman Group gives the Company access to a non-dilutive capital with which to accelerate the development of additional licensed production facilities.

Leveraging this source of development capital is expected to reduce, but not eliminate, the Company’s need to raise additional capital in the future.

Canopy Growth announced on June 23, 2017 that it will expand its footprint into Edmonton, Alberta with a 160,000 square foot facility that, per the terms of the MoU, will be leased to Canopy Growth by the Goldman Group with an option to purchase the facility at the end of each 5-year quarter of the 20-year lease. The transaction is expected to close August 1, 2017 with the existing tenants vacating October 1, 2017. The agreement and licensing are contingent upon Health Canada and municipal approvals.

CANNABIS PRODUCTION – PARTNER CAPACITY OFFTAKE

The Company has established a number of programs designed to help sector partners, both license applicants and LPs, establish and/or grow their licensed operations and achieve greater success faster. Through these programs, additional cannabis production capacity will be secured for sale to the Company’s customers.

Tweed’s Curated CraftGrow Line: On April 19, 2017, Canopy Growth announced the launch of Tweed’s curated CraftGrow line, which brings high quality cannabis grown by a diverse set of producers to Tweed Main Street’s customers. By participating in CraftGrow, Access to Cannabis for Medical Purposes Regulations (“ACMPR”) license applicants and Licensed Producers can utilize components of the Company’s platform including high quality genetics sourced from around the world, industrial scale cannabis oil extraction infrastructure, a rigorous product Quality Assurance program, the Tweed Main Street online marketplace as well as award winning customer care and call centre capabilities. Access to these Canopy Growth platform components can be expected to significantly reduce the resources that new entrants are required to invest to enter the market and help get them get to market much faster to the benefit of all medical cannabis patients. As a starting point, four distinct partners, AB Laboratories Inc., Canada’s

Island Garden, JWC Ltd., and PUF Ventures Inc., have joined CraftGrow, all with different growing styles and approaches to cannabis. Cannabis grown by Canada’s Island Garden, located in Prince Edward Island, became available for sale in Tweed Main Street on June 19, 2017. The Company is currently in discussions with a number of additional LPs concerning potential participation in the CraftGrow program and expects to announce additional partnerships over the coming months.

Canopy Rivers: On April 27, 2017, Canopy Growth announced the commitment of $20 million in seed capital funding for a complementary but distinct company that will provide financial and strategic support to ACMPR applicants and existing Licensed Producers. Specifically, the newly formed company, Canopy Rivers Corporation (“Canopy Rivers”), will operate as a joint venture with Canopy Growth.

Canopy Rivers plans to engage in strategic transactions with LPs and selected LP applicants. For example, for those that have received a pre-license inspection affirmation letter, Canopy Rivers will leverage best operating and infrastructure practices developed by partner Canopy Growth to help streamline and simplify the licensing process, de-risking their access to growth capital, and supplementing their operating practices and methodologies.

Each potential partner will be evaluated separately, and individual streaming, royalty and support service contracts entered by Canopy Rivers will be priced and structured consistently with the risks, value proposition, and requirements of our counterparties. Capital invested in each partner may involve an upfront payment, may include additional license or production based milestone or royalty payments, and may also involve equity or and/or equity linked securities.

Canopy Rivers’ relationship and joint venture agreement with Canopy Growth also provides partners with potential access to the industry’s largest portfolio of patients and potential consumers via Canopy Growth’s Tweed Main Street and Craft Grow programs and platform.

For the Company, this strategic agreement with Canopy Rivers provides Canopy Growth with a secure, and predictable source of incremental cannabis supply, increased diversification of its products available for sale, and an ideal partner to generate referral and introduction opportunities for Tweed Main Street and Canopy’s Craft Grow programs and platforms.

On June 16, 2017, Canopy Rivers closed an offering to raise aggregate gross proceeds of $36,230. The offering was led by GMP Securities L.P. as the sole lead agent and included Cormark Securities Inc., INFOR Financial Inc., and PI Financial Corp. This offering increased the cash resources available for Canopy Rivers to provide growth capital and strategic support within the regulated cannabis industry to approximately $56,000.

CANNABIS EDUCATION AND SOCIAL RESPONSIBILITY

Since the founding of Tweed, the Company has provided a variety of support to patients and doctors in order to improve knowledge with respect to cannabis for medical purposes and ultimately advance the sector. For example, the Company supports the Canadian AIDS Society (“CAS”) in the form of an unrestricted grant to CAS for the development of a patient-focused series that explains the science of cannabis as a therapy, the rules and regulations surrounding access and different ways to consume cannabis for safer use and better health. In addition, the Company has research partnerships in place with researchers from the University of Ottawa and Ryerson University, and has provided funding for education to the Chronic Pain Association of Canada.

Tweed has been the sole licensed producer supporter of the Primary Care Updates across Canada reaching thousands of doctors, and supports countless efforts by local educators to improve the understanding of cannabis for medical purposes through a team of detailers visiting doctors throughout Ontario. Tweed has also partnered with Canabo Medical Corporation to conduct scientific and medical research through its network of healthcare practitioners at its medical clinics. This research data will be used to generate data to clarify the role of cannabis in various chronic conditions, including the management of chronic pain.

Tweed was also, to the Company’s knowledge, the first Licensed Producer to have an accredited M1 continuing medical education program to assist doctors, and in partnership with Bedrocan, one other Licensed Producer and the Collège des médecins du Québec, proudly contributed startup funding for the creation of a registry for medical cannabis patients in the Province of Quebec. The first of its kind, the anticipated 10-year Registry will gather information on the demographic profiles of patients who use medical cannabis, the medical purpose for which they use it, and at what dosage, while tracking the effectiveness and safety of cannabis used in the management of symptoms associated with particular health conditions.

Tweed announced on May 16, 2016 its plan to fund a national campaign to raise awareness of impairment in relation to operating a motor vehicle under the influence of cannabis. The campaign will be developed and administered by two of the country’s leading organizations in promoting evidence based drug policy and safe driving, the Canadian Drug Policy Coalition (CDPC) and Mothers Against Drunk Driving (MADD Canada). Funding will be provided to MADD Canada over three years by the Company, whose wholly-owned subsidiaries Tweed and Bedrocan Canada will fund the campaign using proceeds from a previously announced education fund dedicated towards responsible use of cannabis.

CORPORATE DEVELOPMENT

The Company’s core focus is strengthening the Company’s market share position in legal cannabis markets in Canada, medical today and non-medical should it be legalized in the future, and to help establish similar positions in markets abroad. To achieve this, the Company will continue making specific and deliberate investments, including acquisitions, to:

•	Increase the strength and differentiation of the Company’s multiple brands;

•	Increase the efficiency and effectiveness of the Company’s customer engagement resources, including online marketplace(s) and a telephone accessible customer care centre;

•	Increase the diversity, quality and inventory of products, across value and premium cannabis market segments, available to customers across value and premium cannabis market segments;

•	Significantly increase the cannabis supply to Tweed Main Street, both through owned production capacity as well as offtake of partner capacity;

•	Drive growth in international markets in which cannabis is federally legal;

•	Expand the Company’s business into the production, sale and marketing of allowed value-added products when permitted by regulations;

•	Diversify the Company’s business in the distinct but complimentary legal cannabis markets; and

•	Drive production and yield efficiencies and focus on cost reduction efforts.

Seeking to improve efficiencies in the Company’s e-commerce infrastructure and increase the product variety available to customers, Canopy Growth sought and received approval from Health Canada to develop a single online marketplace, Tweed Main Street, through which customers could purchase all products and brands available from the Company’s subsidiaries. On April 11, 2017, Canopy Growth launched Tweed Main Street (www.tweedmainstreet.com). Tweed Main Street replaces the separate online marketplaces operated by Tweed, Bedrocan Canada and Mettrum. Through Tweed Main Street, all customers can purchase all dried and oil cannabis products available from the Company’s subsidiaries including varieties from Tweed, Tweed Farms, Bedrocan, Mettrum, DNA Genetics and Leafs By Snoop. To assist customers in identifying which of the cannabis products is right for them, Tweed Main Street provides tools and information to help patients search for cannabis products based on cannabinoids, form and time of use. In addition, Tweed Main Street provides a “Spectrum” tool, originally developed by Mettrum that allows customers to categorize strains according to THC potency, as well as CBD levels using a straight forward colour code system.

INTERNATIONAL DEVELOPMENT

Management believes that a significant opportunity exists today to leverage the Company’s expertise, financial strength and business model in federally legal cannabis markets around the world. In addition, management believes future opportunities are likely to exist for the Company in jurisdictions where governments are actively moving towards such a legal framework. Subject to regulatory approval, strategic international business opportunities pursued by the Company could include:

•	Providing advisory services to third-parties that are interested in establishing licensed cannabis cultivation and sales operations;

•	The export of medical cannabis to third-parties in countries outside of Canada; and

•	Ownership of cannabis cultivation and sales operations in countries outside of Canada, where lawful to do so.

To date, the Company has announced ventures or business partnerships in Australia, Brazil, Chile and Germany as described below:

BEDROCAN BRASIL S.A. AND ENTOURAGE PHYTOLAB S.A.

On June 28, 2016, the Company announced an agreement with São Paulo, Brazil-based Entourage Phytolab S.A. (“Entourage”). Under the agreement, wholly-owned subsidiary Bedrocan Canada, Bedrocan International BV (formerly Bedrocan Beheer BV) and local Brazilian partners created a new company called Bedrocan Brasil S.A. (“Bedrocan Brasil”), which will facilitate the importation of Bedrocan’s proprietary standardized cannabis varieties and know-how into the Brazilian market. Additionally, Canopy Growth will partner with Entourage to develop cannabis-based pharmaceutical medical products for the Brazilian and international markets.

The transaction formally closed on September 20, 2016, whereby Canopy Growth owned a 50% interest in Entourage and Bedrocan Canada owned a 41.75% interest in Bedrocan Brasil S.A. Canopy, Entourage and Bedrocan Brasil completed an initial funding round of USD$3 million from independent investors on November 23, 2016 in exchange for common shares in Entourage and Bedrocan Brasil. The funding round reduced Canopy’s holding in Entourage from 50% to 38.462% and reduced its holding in Bedrocan Brasil from 41.75% to 39.387% after all tranches were received. These funds will be used both for the continuing development of Bedrocan Brasil and the launch of the Entourage clinical research plan.

AUSCANN GROUP HOLDINGS LTD.

On May 20, 2016, the Company closed a partnership with AusCann Group Holdings Ltd. (“AusCann”) (ASX:AC8), whereby Canopy Growth will provide consultation in a number of areas including production, quality assurance and operations, and strategic advisory services. In exchange for these services, the Company owns 11.01% of the ordinary shares in AusCann, including its pro rata participatory investment of $1,214 in AusCann’s recent financing which closed in May 2017.

The expertise and advisory services offered or performed by Canopy Growth subsidiaries will be exclusively carried out by Tweed Inc. and Tweed Farms Inc.

Procedures, expertise, and/or intellectual property under license from Bedrocan BV as to medicinal cannabis and so employed by Bedrocan Canada or any affiliates of Canopy Growth will not be shared or form the basis for any cooperation, consultation or other form of consulting provided under the terms of the partnership with AusCann. Canopy Growth and its affiliates are exclusively entitled to utilize any of its rights under the Bedrocan BV license for Canada and South-America only.

MEDCANN GMBH PHARMA AND NUTRACEUTICALS (“MEDCANN GMBH”) (RENAMED SPEKTRUM CANNABIS GMBH)

MedCann GmbH Pharma and Nutraceuticals (“MedCann GmbH”) is a German-based pharmaceutical distributor that was acquired by the Company on December 12, 2016.

On July 25, 2016, the Corporation announced that Tweed had received necessary approvals in Canada and Germany to begin export of medical cannabis for sale to German patients, and will be working with MedCann GmbH, a then privately held pharmaceutical importer and manufacturer in Germany. Since then, MedCann GmbH has placed Tweed-branded cannabis strains in German pharmacies.

Details of the December 12, 2016 acquisition of MedCann GmbH are described in Note 9 to the financial statements. Medcann GmbH has since been renamed Spektrum Cannabis GmbH (“Spektrum”). The acquisition of Spektrum is not a “significant acquisition” for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations.

Over the longer term, with a base of operations in Germany provided by Spektrum, along with Canopy’s track record of producing consistent and stabilized cannabis strains, management believes the Company is well positioned to pursue domestic production inside Germany should the regulatory environment shift.

On January 19, 2017, the German parliament passed legislation that legalized medical cannabis and included provisions for medical cannabis treatment expenses to be covered by health insurance. In early April 2017, the German government issued a Request for Proposal seeking submissions from parties interested in obtaining one of up to 10 licenses to produce medical marijuana in Germany, a market that is expected to grow by a minimum of 10,000 new patients a year. Parties who submit successful proposals must have the ability to produce certain quantities required by the government. For those in already regulated jurisdictions, such as Canada, production over the last three years will be weighed in this decision process. During the second round of the bid evaluation, the business structure of the proposal will also be evaluated. On June 5, 2017, Spektrum submitted the Company’s response to the German government RFP. It is expected that the German government will issue the results of its evaluation by September 2017.

SPECTRUM CHILE SPA.

The Company announced on June 20, 2017 its complementary expansion into South America with Spectrum Chile SpA (“Spectrum Chile”). Medical markets in Chile are emerging and the Company plans to enter the market aggressively in order to position itself as a leader in the Chilean market. Through a strategic partnership with a domestic Chilean medical cannabis company, Spectrum Chile will work to ensure Chilean patients have access to high-quality cannabis products.

PRODUCT DIVERSIFICATION

Management also believes a significant potential future opportunity exists, within an appropriate regulatory framework, to improve the Company’s margins by vertically integrating up the value chain.

In the medical market, this could be cannabis-based therapies for the treatment of a wide-range of medical symptoms, from sleeping disorders to neuropathic pain. The Company established the cannabis research incubator, Canopy Health Innovations Inc. (“Canopy Health”), to develop and research clinically ready cannabis drug formulations and dose delivery systems. Canopy Growth is the preferred commercialization partner for Intellectual Property (“IP”) developed by Canopy Health.

On December 9, 2016, Canopy Growth announced the closing of an offering of Canopy Health shares for aggregate gross proceeds of approximately $7,000 to reduce Canopy Growth’s interest to 46.15% of Canopy Health common shares. To facilitate participation in Canopy Health research efforts by notable medical scientists and provide equity ownership opportunities, the Company’s initial ownership in Canopy Health has been limited to a minority position and is likely to be reduced over time. Canopy Health is a Canadian Controlled Private Corporation.

Canopy Health will operate as a research incubator and will focus on creating an intellectual property (“IP”) portfolio that can be built into commercial opportunities for the Company and its subsidiaries. Pursuant to agreements entered into between Canopy Health and Canopy Growth, Canopy Growth and its subsidiaries will work closely with Canopy Health whereby Canopy Growth will act as a primary supplier of cannabis products for clinical research, as a research partner through its subsidiary Tweed. Tweed’s Controlled Drugs and Substance Dealer’s License from Health Canada, will allow it to, among other things, possess cannabis and cannabis by-products for the purposes of analytical testing, and in the commercialization of IP created by Canopy Health.

In a potential future recreational market, if permitted, this could mean the commercialization of edible and drinkable consumer products infused with cannabis elements, most notably THC.

The Company has taken steps to diversify its cannabis-related business into the development, production and sale of hemp-based medical, recreational and industrial products. Hemp and cannabis come from the Cannabis sativa L specie, but are genetically distinct and are further distinguished by use, chemical makeup and cultivation methods. Hemp, which refers to the non-psychoactive (less than 1% THC) varieties of Cannabis sativa L, is a renewable raw material used in thousands of products including health foods, body care, clothing, construction materials, biofuels and plastic composites. The acquisition of wholly-owned subsidiary Mettrum and its Mettrum Originals brand of Hemp-based consumer food and skincare products along with the acquisition of subsidiary Group H.E.M.P.CA, with its developing line of Hemp-based products, give the Company entry into the growing hemp market. The Company believes that entry into the regulated hemp market, whose regulations allow for more robust consumer-facing brand marketing, advertising and retail channels, will serve to strengthen the Company’s consumer facing brands in the future.

Effective November 1, 2016, the Company acquired 75% of the issued and outstanding shares of Hemp.CA in exchange for $595 ($295 of which was paid on March 30, 2017) and 258,037 Common Shares (the “Hemp Consideration Shares”). One-half of the Hemp Consideration Shares were issued to the Hemp shareholders on closing of the acquisition, with the remaining Hemp Consideration Shares held in escrow and will be released on or before April 1, 2017. Hemp is licensed by Health Canada to cultivate hemp and extract oil from hemp seeds. The acquisition of Hemp strategically diversifies Canopy’s business in a distinct but complementary market.

The acquisition of Hemp is not a “significant acquisition” for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations.

The Company’s ongoing investment in brand development, increased cannabis production capacity, global expansion and product diversification is likely to delay when the Company’s business becomes cash flow positive. Management believes the focus on growing the Company’s market share will drive significantly higher cash earnings and shareholder returns over the long-term.

At March 31, 2017, there were 546 full-time employees in the Company as compared to 156 at March 31, 2016.

RESULTS OF OPERATIONS

The following table sets forth consolidated statements of operations and balance sheet data, which is expressed in thousands of Canadian dollars, except share and per share amounts, for the indicated periods.

SELECTED OPERATIONAL INFORMATION

	Three Months Ended		Year Ended
(CDN $000’s, except share amounts)	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Revenue	14,661	5,042	39,895	12,699
Gross margin	2,499	2,688	38,714	18,986
Gross margin %	17%	53%	97%	150%
Operating expenses	23,415	7,687	52,847	21,735
Loss from operations	(20,916)	(4,999)	(14,133)	(2,749)
Net loss after taxes	(12,029)	(5,122)	(7,572)	(3,496)
Net loss per share—basic	$(0.08)	$(0.05)	$(0.06)	$(0.05)
Weighted average shares—basic	147,060,478	98,529,186	118,989,713	77,023,935
Net loss per share—diluted	$(0.08)	$(0.05)	$(0.06)	$(0.05)
Weighted average shares—diluted	147,060,478	98,529,186	118,989,713	77,023,935

Selected statements of financial position information

	March 31,	March 31,
	2017	2016
Cash and cash equivalents	101,800	15,397
Biological assets	14,725	5,321
Inventory	45,981	22,153
Other working capital	(7,565)	(5,218)
Long-term debt	10,330	4,022
Deferred tax liability	35,924	7,413
Shareholders’ equity	639,726	123,785

FOURTH QUARTER REVIEW

Results of Operations for the three months ended March 31, 2017 as compared to the three months ended March 31, 2016

REVENUE

Revenue for the three months ended March 31, 2017 and 2016 was $14,661 and $5,042, respectively. The Company began selling Bedrocan’s Bedro-oil in the first quarter of fiscal 2017 in June 2016. The Company had already introduced Tweed Cannabis Oil in the fourth quarter of fiscal 2016. The Company believes the sale of cannabis oils will represent a significant revenue stream going forward. In the three months ended March 31, 2017 and 2016, oils accounted for 22% and less than 1%, respectively, of the reported revenue for each period.

The total quantity of cannabis sold during the three months ended March 31, 2017 was 1,740 kilograms and kilogram equivalents at an average price of $8.03 per gram, up from 700 kilograms and kilogram equivalents at an average price of $7.16 in same period last year.

COST OF SALES

Plants that are in pre-harvest are considered biological assets and are capitalized on the balance sheet at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in income through cost of sales, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value, which becomes the deemed cost for inventory. Inventory is later expensed to cost of sales when sold and offsets against the gain on biological assets. In addition, the cost of production is expensed through cost of sales and represents overheads and other production costs of growing and selling the plants. Together, the gain from changes in the fair value of biological assets, inventory expensed and the cost of production comprise cost of sales. We expect cost of sales to vary from quarter to quarter based on the number of pre-harvest plants, the strains being grown, and where the pre-harvest plants are in the grow cycle at the end of the period.

During the three months ended March 31, 2017, the Company harvested 1,980 kg compared to 1,641 kg during the same period last year. During the fourth quarter of fiscal 2017, there was no harvest at the Tweed Farms greenhouse as the winter crop was still in flower, and was harvested during the first quarter of fiscal 2018.

The recovery to cost of sales during the three months ended March 31, 2017 was comprised of a non-cash unrealized gain on changes in the fair value of biological assets of $20,242 which was partially offset by the inventory expensed of $14,966 and $17,438 for other costs of sales, for a net cost of sales of $12,162. The impact of changes in the fair value of biological assets recorded during the quarter was due in large part to the higher maturity levels of the plants, or stage of growth, in the fourth quarter ended March 31, 2017.

Non-cash movements in cost of sales for the three months ended March 31, 2017 total to a net non-cash loss of $1,912 which consists of the $20,242 unrealized gain on change in fair value of biological assets, offset by net changes in biological assets and inventory of $22,154. In the comparative three month period of fiscal 2016, the total non-cash movements in cost of sales netted to a gain of $2,030.

GROSS MARGIN

The IFRS reported gross margin was $2,499, or 17% of revenue, for the three month period ended March 31, 2017. In the comparative period ended March 31, 2016, the gross margin on the same basis was $2,688 or 53% of revenue.

The IFRS gross margin was mostly impacted by the Company’s plan to sell the Tweed Farm’s “Sun-Grown” products at a reduced price commencing in the first quarter of Fiscal 2018 which resulted in an expense to revalue the Sun-Grown inventory in the fourth quarter of Fiscal 2017. The pricing for the Tweed Farms Sun-Grown strains is, in many cases, at a discount to similar strains sold under the Tweed brand.

The Company’s completed and planned grow rooms plus the expanded production capacity of Tweed Farms are expected to yield harvests which will produce increased volumes of available inventories and strains for the Company’s registered clients and for export. The Company continues to refine its production processes and methodologies in order to increase production yields and gross margins.

ADJUSTED PRODUCT CONTRIBUTION (NON-GAAP MEASURE)

Management makes use of an “Adjusted Product Contribution” measure to provide a better representation of performance in the period by excluding the non-cash fair value measurements as required by IFRS. The Adjusted Product Contribution used by Management is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management believes this measure provides useful information as it represents the gross margin for management purposes based on the Company’s complete cost to produce inventory sold, removing fair value measurements as required by IFRS. The following is the Company’s Adjusted Product Contribution as compared to the reported gross margin, which includes the unrealized gain on changes in fair value of biological assets, in accordance with IFRS:

The gross margin has been adjusted by removing the effects of the IFRS non-cash unrealized gain on changes in fair value of biological assets, the effect of inventory expensed to cost of sales in the period, as fair value measured under IFRS, and removing the effect of all production costs before adding back the costs related to the grams grown, harvested, and sold in the period at the weighted average cost per gram inclusive of all costs from seed to sale consistent with the accounting estimates for biological assets, inventory and production costs associated with growing, harvesting, processing and selling medical cannabis.

The Adjusted Product Contribution in the three months ended March 31, 2017 was $9,612, or 66% of revenue. In the comparative period last year, the Adjusted Product Contribution was $3,158, or 63% of revenue.

CANOPY GROWTH CORPORATION

Unaudited Non-GAAP Measure	Three Months Ended
(In CDN$000’s, except gram amounts)	March 31, 2017	March 31, 2016
Adjusted Product Contribution[1]
Weighed average cost per gram	$2.90	$2.69
Grams sold in the period	1,740,463	700,395
Revenue	$14,661	$5,042
Adjusted cost of sales	(5,049)	(1,884)
Adjusted Product Contribution	$9,612	$3,158
Adjusted Product Contribution percentage of revenue	66%	63%
As compared to the Gross Margin per IFRS:
Gross margin	$2,499	$2,688
Gross margin percentage of revenue	17%	53%

Notes:

1 - The Adjusted Product Contribution removes the fair value measurements required under IFRS and recognizes the cost of sales based on the weighted average cost per gram to produce and applied to the grams sold in the period.

OPERATING EXPENSES

Sales and marketing expenses for the three months ended March 31, 2017 and 2016 were $4,110 and $2,401, respectively. These costs include two months of Mettrum operations amounting to an increase of $1,036. Also included is higher non-cash, share-based compensation of $123 related to previously issued escrowed shares, and $453 in higher patient assistance payments directly attributed to patient growth. Other expense growth related to increased marketing-related staff, costs associated with the Company’s medical outreach program, branding programs and the increasing client care center, which interfaces directly with the Company’s growing base of clients. Since March 31, 2016, the number of patients has grown from over 11,000 to over 55,000 at March 31, 2017. The outreach program is targeted towards ensuring that healthcare practitioners understand how they can incorporate medical cannabis into their practices. These expenditures are consistent with the Company’s view that early-mover advantage and strong brand recognition are essential to the Company’s successful ongoing customer acquisition strategy.

These costs represent a strategic investment, which management believes will have a future benefit in customer acquisition and retention. Research and development (“R&D”) expenses for the three months ended March 31, 2017 and 2016 were

($535) or (4%) of revenue and $281 or 6% of revenue, respectively. The three months ended March 31, 2017 included a year to date adjustment relating to clinical trials. No such adjustment occurred in the same period of the prior year. The Company’s R&D team is researching a variety of intellectual property opportunities, including those relating to growth patterns under different environmental scenarios and the genetics of various strains, the production of cannabis in encapsulated forms as well as in the development and implementation of internal testing resources, capabilities and procedures. In addition, the Company has invested in the development of patent pending technology related to equipment that Tweed has engineered specifically for the cannabis industry and which is in daily use in Tweed’s operations.

General and administrative (“G&A”) expenses for the three months ended March 31, 2017 and 2016 were $5,934 and $2,558, respectively. General and administrative expenses have declined from 51% of revenue in the three months ended March 31, 2016 to 40% of revenue in three months ended March 31, 2017. These costs include two months of Mettrum operations amounting to an increase of $1,669. Also included is higher audit and professional services fees of $243 and higher finance charges such as credit card payment processing fees of $224 due to increased sales activity. G&A expenses during the fiscal year also included higher employee compensation related expenses due to increased staff levels, extensive use of consultants and advisory services while expanding and commercializing the Company’s operations, facility costs in Smiths Falls, Tweed Farms, Bedrocan, two months of facilities costs in Mettrum Bowmanville and Mettrum Creemore following the close of the acquisition, compliance costs associated with meeting Health Canada requirements, as well as other public company related expenses including related professional fees. Overall, the increase in G&A reflects the Company’s growth and building of commercial capacity and capability. As international expansion forms a key component of the Company’s business growth strategy, the Company expects to incur related costs, such as legal and tax advice, while pursuing these business ventures in the future.

Acquisition-related expenses for the three -month period ended March 31, 2017 and 2016 were $5,394 and $nil, respectively. Acquisition-related expenses in the three month period ended March 31, 2017 included $4,581 related to the acquisition of Mettrum, $410 related to M&A advisory services, and $129 related to the acquisition of rTrees. The Acquisition-related expenses in the fourth quarter of fiscal 2017 were due to the significance of the Mettrum acquisition as well as the ongoing evaluation of potential acquisitions performed during the period and increased legal, accounting and strategic business consulting services required to complete or evaluate the transactions. The Company may acquire strategic businesses and assets in the future as it pursues its growth strategy. As such, the Company may incur related acquisition expenses, including legal, accounting and strategic business consulting service related fees, in the future.

ADJUSTED EBITDA (NON-GAAP MEASURE)

The Company’s “Adjusted EBITDA” is a Non-GAAP metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the stock based compensation expense, depreciation, and the non-cash effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-cash items and acquisition activities.

Adjusted EBITDA in the quarter ended March 31, 2017 amounted to a loss of $5,320 compared to a loss of $4,401 in the same period last year.

CANOPY GROWTH CORPORATION

Unaudited Non-GAAP Measure	Three Months Ended
(In CDN$000’s)	March 31, 2017	March 31, 2016
Unaudited Adjusted EBITDA[2] Reconciliation
Loss from operations—as reported	$(20,916)	$(4,999)

Share-based compensation expense	5,696	1,571
Acquisition Costs	5,394	—
Contingent consideration provision	(527)	—
Share of loss in equity investments	—	276
Depreciation and amortization	3,121	781

	13,684	2,628
IFRS non-cash accounting related to biological assets and inventory
Unrealized gain on changes in fair value of biological assets	(20,242)	(12,037)
Net changes in biological assets and inventory	22,154	10,007

	1,912	(2,030)
Adjusted EBITDA	$(5,320)	$(4,401)

2 - Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

OTHER EXPENSES AND NET INCOME

Interest income was interest received from the cash the Company has deposited with a Schedule A Canadian financial institution and was offset by long-term debt interest expense for loans at Tweed Farms, Bedrocan and Mettrum and capital leases. For the three months ended March 31, 2017 and 2016, it netted to interest expense of $204 and $29, respectively. The net interest expense during the three months ended March 31, 2017 related to higher long-term debt outstanding mainly from the acquired debt from the Mettrum acquisition and the increase in the mortgage debt on the Tweed Farms facility.

The Company recorded fair value changes on financial assets of $5,702 for the three months ended March 31, 2017, which is recognized from the strategic agreement with AusCann. Under the agreement, the Company obtained shares and options. The options represent a derivative financial instrument that is initially recognized at fair value and subsequently remeasured to its fair value at the end of each reporting period.

The MedCann Access acquisition included consideration which is contingent on future performance. This consideration was recognized as a liability on the balance sheet at its estimated fair value. The change in the fair value of the contingent consideration associated with the MedCann Access acquisition is recorded in earnings and resulted in an income item of $nil and $260, respectively, for the three months ended March 31, 2017 and 2016. On October 1, 2016, the contingent consideration liability was reduced to $NIL.

The Company recorded an income tax recovery of $3,566 for the three months ended March 31, 2017 relating to changes in the deferred tax liability. In the comparative period last year, the Company recorded income tax expense of $354.

Net loss for the three months ended March 31, 2017 was $12,029 or $0.08 per basic and diluted share, including a non-cash unrealized gain on changes in the fair value of biological assets of $20,242. In the comparative period last year, net loss was $5,122 or $0.05 per basic and diluted share including a non-cash unrealized gain on changes in the fair value of biological assets of $12,037.

Results of Operations for the twelve months ended March 31, 2017 as compared to the twelve months ended March 31, 2016

REVENUE

Revenue for the fiscal year ended March 31, 2017 and 2016 was $39,895 and $12,699, respectively. The Company introduced the sale of Tweed Cannabis Oil, through Tweed, which commenced February 24, 2016. Tweed and Bedrocan began selling Bedrocan’s Bedro-oil in the first quarter of fiscal 2017 on June 9 and June 20, 2016, respectively. The Company believes the sale of cannabis oils will represent a significant revenue stream going forward. In twelve months ended March 31, 2017 and 2016, oils accounted for 15% and 1%, respectively, of the reported revenue for each period.

The total quantity of cannabis sold during the fiscal year ended March 31, 2017 was 5,139 kilograms and kilogram equivalents at an average price of $7.40 per gram, up from 1,696 kilograms and kilogram equivalents at an average price of $7.34 in same period last year.

COST OF SALES

During the twelve months ended March 31, 2017, the Company harvested 10,837 kg compared to 6,029 kg during the twelve months ended March 31, 2016.

The recovery to cost of sales during the twelve months ended March 31, 2017 was comprised of a non-cash unrealized gain on changes in the fair value of biological assets of $61,143 which was partially offset by the inventory expensed of $39,577 and $22,747 for other costs of sales, for a net cost of sales of $1,181. The impact of changes in the fair value of biological assets recorded during the year was due in large part to the full utilization of the Tweed Farms 350,000 square foot greenhouse.

Non-cash movements in cost of sales for the twelve months ended March 31, 2017 total to a net non-cash gain of $26,382 which consists of the $61,143 unrealized gain on change in fair value of biological assets offset by the net changes in biological assets and inventory of $34,761. In the comparative twelve month period of fiscal 2016, the total non-cash movements in cost of sales netted to $18,742.

GROSS MARGIN

The gross margin was $38,714, or 97% of revenue, for the twelve month period ended March 31, 2017. In the comparative period ended March 31, 2016, the gross margin on the same basis was $18,986 or 150% of revenue.

The gross margin was principally due to the relative size of the unrealized gain on changes in the fair value of biological assets. The Company’s completed and planned grow rooms plus the production capacity of Tweed Farms are expected to yield harvests which will produce increased volumes of available inventories and strains for the Company’s registered clients and for export. The Company continues to refine its production processes and methodologies in order to increase production yields and gross margins.

ADJUSTED PRODUCT CONTRIBUTION (NON-GAAP MEASURE)

The Adjusted Product Contribution in the fiscal year 2017 was $25,194, or 63% of revenue. In the comparative period last year, the Adjusted Product Contribution was $8,136, or 64% of revenue.

CANOPY GROWTH CORPORATION

Unaudited Non-GAAP Measure	Year Ended
(In CDN$000’s, except gram amounts)	March 31, 2017	March 31, 2016
Adjusted Product Contribution[1]
Weighed average cost per gram	$2.86	$2.69
Grams sold in the period	5,139,266	1,696,440
Revenue	$39,895	$12,699
Adjusted cost of sales	(14,701)	(4,563)
Adjusted Product Contribution	$25,194	$8,136
Adjusted Product Contribution percentage of revenue	63%	64%
As compared to the Gross Margin per IFRS:
Gross margin	$38,714	$18,986
Gross margin percentage of revenue	97%	150%

Notes:

1 - The Adjusted Product Contribution removes the fair value measurements required under IFRS and recognizes the cost of sales based on the weighted average cost per gram to produce and applied to the grams sold in the period.

OPERATING EXPENSES

Sales and marketing expenses for the year ended March 31, 2017 and 2016 were $12,960 and $5,653, respectively. These costs include two months of Mettrum operations amounting to an increase of $1,036 and a full year of Bedrocan operations, whereas the comparative period included only six months of Bedrocan, amounting to an increase of $834. Also included is non-cash, share-based compensation of $1,307 related to previously issued escrowed shares, and $2,186 in higher patient assistance payments directly attributed to patient growth. Other expense growth related to increased marketing-related staff, costs associated with the Company’s medical outreach program, branding programs and an expanded client care center, which interfaces directly with the Company’s growing base of clients. Since March 31, 2016, the number of patients has grown from over 11,000 to over 55,000 at March 31, 2017. The outreach program is targeted towards ensuring that healthcare practitioners understand how they can incorporate medical cannabis into their practices. These expenditures are consistent with the Company’s view that early-mover advantage and strong brand recognition are essential to the Company’s successful ongoing customer acquisition strategy. These costs represent a strategic investment, which management believes will have a future benefit in customer acquisition and retention.

Research and development (“R&D”) expenses for the fiscal year ended March 31, 2017 and 2016 were $810 or 2% of revenue and $721 or 6% of revenue, respectively. The Company’s R&D team is researching a variety of intellectual property opportunities, including those relating to growth patterns under different environmental scenarios and the genetics of various strains, the production of cannabis in encapsulated forms as well as in the development and implementation of internal testing resources, capabilities and procedures. In addition, the Company has invested in the development of patent pending technology related to equipment that Tweed has engineered specifically for the cannabis industry and which is in daily use in

Tweed’s operations.

General and administrative (“G&A”) expenses for the twelve month period ended March 31, 2017 and 2016 were $16,858 and $8,177, respectively. General and administrative expenses have declined from 64% of revenue in the fiscal 2016 to 42% of revenue in fiscal 2017. These costs include two months of Mettrum operations amounting to an increase of $1,669 and a full year of Bedrocan operations, whereas the comparative period included only six months of Bedrocan, amounting to an increase of $1,278. Also included is fees related to the Company’s graduation to the TSX in the amount of $400, higher audit and professional services fees of $553, including an enhanced ICFR and governance program, higher finance charges such as credit card payment processing fees of $602 due to credit card usage by customers. G&A expenses during the fiscal year also included higher employee compensation related expenses due to increased staff levels, extensive use of consultants and advisory services while expanding and commercializing the Company’s operations, facility costs all locations, two months of facilities costs in Mettrum’s multiple facilities following the acquisition, compliance costs associated with meeting Health Canada requirements, as well as other public company related expenses including related professional fees. Overall, the increase in G&A reflects the Company’s growth and building of commercial capacity and capability and listing as a TSX company. As international expansion forms a key component of the Company’s business growth strategy, the Company expects to incur related costs, such as legal and tax advice, while pursuing these business ventures in the future.

Acquisition-related expenses for the twelve-month period ended March 31, 2017 and 2016 were $7,369 and $1,155, respectively. Acquisition-related expenses in fiscal 2017 included $5,190 related to the acquisition of Mettrum, $630 related to M&A advisory services, $372 related to the acquisition of Spektrum and $94 related to the acquisition of Vert. Acquisition-related expenses incurred in fiscal 2016 included $1,051 related to the acquisition of Bedrocan Canada and $85 related to MedCann Access. The higher Acquisition-related expenses in fiscal 2017 were due to higher number of acquisitions and due diligence conducted on potential acquisitions during fiscal 2017 and higher legal, accounting and strategic business consulting services required to complete or evaluate the transactions. The Company may acquire additional strategic businesses and assets in the future as it pursues its growth strategy. As such, the Company may incur related acquisition expenses, including legal, accounting and strategic business consulting service related fees, in the future.

ADJUSTED EBITDA (NON-GAAP MEASURE)

Adjusted EBITDA in the fiscal year ended March 31, 2017 amounted to loss of $16,989 compared to a loss of $14,126 in the same period last year. See the schedule on the next page.

CANOPY GROWTH CORPORATION

Unaudited Non-GAAP Measure	Year Ended
(In CDN$000’s)	March 31, 2017	March 31, 2016
Unaudited Adjusted EBITDA[2] Reconciliation
Loss from operations - as reported	$(14,133)	$(2,749)

Share-based compensation expense	10,043	3,678
Acquisition Costs	7,369	1,155
Share of loss in equity investments	50	276
Depreciation and amortization	6,064	2,256

	23,526	7,365
IFRS non-cash accounting related to biological assets and inventory
Unrealized gain on changes in fair value of biological assets	(61,143)	(38,805)
Net changes in biological assets and inventory	34,761	20,063

	(26,382)	(18,742)
Adjusted EBITDA	$(16,989)	$(14,126)

2 - Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

OTHER EXPENSES AND NET INCOME

Interest income was interest received from the cash the Company has deposited with a Schedule A Canadian financial institution and was offset by long-term debt interest expense for loans at Tweed Farms, Bedrocan and Mettrum and miscellaneous interest charges such as on capital leases. For the fiscal year ended March 31, 2017 and 2016, it netted to interest expense of $66 and $140, respectively. The net interest expense in the fiscal year ended March 31, 2017 related to higher long-term debt outstanding mainly from the acquired debt from the Mettrum and Bedrocan acquisitions and the increase in the mortgage debt on the Tweed Farms facility.

The Company recorded fair value changes on financial assets of $5,702 for the year ended March 31, 2017, which is recognized from the strategic agreement with AusCann. Under the agreement, the Company obtained shares and options. The options represent a derivative financial instrument that is initially recognized at fair value and subsequently remeasured to its fair value at the end of each reporting period.

The MedCann Access acquisition included consideration which is contingent on future performance. This consideration was recognized as a liability on the balance sheet at its estimated fair value. The change in the fair value of the contingent consideration associated with the MedCann Access acquisition is recorded in earnings and resulted in an expense of $1,193 and $481, respectively, for the years ended March 31, 2017 and 2016. The increase in the contingent consideration was mainly due to the appreciation of Canopy Growth’s share price since October 1, 2015. On October 1, 2016, the contingent consideration liability was reduced to $NIL.

The Company recorded an income tax recovery of $2,703 and an income tax expense of $126 for the years ended March 31, 2017 and 2016 relating to changes in the deferred tax liability.

Net loss for the fiscal year ended March 31, 2017 was $7,572 or $0.06 per basic and diluted share, including a non-cash unrealized gain on changes in the fair value of biological assets of $61,143. In the comparative period last year, net loss was $3,496 or $0.05 per basic and diluted share including a non-cash unrealized gain on changes in the fair value of biological assets of $38,805.

LIQUIDITY

As at March 31, 2017, the Company had cash and cash equivalents available of $101,800, up from $15,397 at the end of fiscal 2016. The increase from the end of fiscal 2016 was due to cash received from the bought deal financings that closed on, April 15, 2016, August 24, 2016 and December 22, 2016, a private placement that closed on March 22, 2017, and options and warrants exercised, combined totaling $129,297, net of share issue costs, which also includes $997 of share issue costs associated with the Mettrum acquisition. The increase also included $3,500 in mortgage proceeds received in the second quarter and $12,309 in net cash acquired at closing of the Mettrum acquisition, offset by capital expansion totaling $29,391 and to fund the cash applied to operating activities of $27,093. While the Company has incurred cash losses to date, management anticipates success and eventual cash profitability of the business, though there can be no assurance that the Company will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans.

The Company’s objectives when managing its liquidity and capital structure are to generate sufficient cash to fund the Company’s operating, acquisition and organic growth requirements.

The table below sets out the cash, biological assets, inventory, other working capital, and long-term debt at March 31, 2017 and March 31, 2016.

(CDN $000’s)	March 31, 2017	March 31, 2016
Cash & cash equivalents	$101,800	$15,397
Biological assets	14,725	5,321
Inventory	45,981	22,153
Other working capital	(7,565)	(5,218)
Long-term debt	10,330	4,022

The increase in total working capital to $154,941 (March 31, 2016—$37,653) was primarily due to the $130,276 in gross proceeds from the four equity financings during fiscal 2017 and to the increase in biological assets and inventory with the Tweed Farms greenhouse now in full production. This was offset slightly by higher accounts payable and accrued liabilities, in part due to the increased construction and expansion activity, and increased short-term debt, primarily due to the increase in the current portion of the mortgage debt on the Tweed Farms facility since the end of fiscal 2016.

The Company’s biological assets (plants in various stages of growth) had an expected yield of approximately 5,858 kilograms as at March 31, 2017, compared to 2,121 kilograms as at March 31, 2016. At March 31, 2017, inventory quantities amounted to 8,360 kilograms of dry cannabis at March 31, 2017. Of this amount, 377 kilograms was finished goods available for sale; 3,173 kilograms of product in process of testing and awaiting release for sale, and 4,810 kilograms of extract-grade cannabis held for conversion to oils and to capsules when permitted by Health Canada. This compares to March 31, 2016 when a total of 4,447 kilograms of dry cannabis was in inventory, comprised of 1,198 kilograms of finished goods, 787 kilograms of product awaiting approvals to be released for sale, and 2,462 kilograms of extract-grade cannabis being held for oil conversion. In addition, the Company had 3,049 litres of cannabis oil on hand at March 31, 2017, up from 570 litres held at March 31, 2016. The significant increase since March 31, 2016 was principally due to the largest harvest experienced to date in October at the Company’s greenhouse in Niagara-on-the-Lake.

Inventory at March 31, 2017 amounted to $45,981 (March 31, 2016 - $22,153) and biological assets amounted to $14,725 (March 31, 2016 - $5,321), together totaling $60,706 (March 31, 2016 - $27,474).

The biological assets increased from the end of fiscal 2016 due to significantly higher yielding plants, predominately at Tweed Farms, which were in their later stage of their growth cycle and the addition of Mettrum grow sites. Harvested plants were added to inventories during the quarter and quantities maintained to meet the continued growth in sales expected and meet strain availability requirements, and the expansion of oils. In addition, from time to time, the Company may opportunistically sell inventory to the wholesale market.

The long-term assets which total $523,934 (March 31, 2016 - $98,515) were comprised principally of intangible assets of $403,634 and property, plant and equipment and assets in process of $96,270 that relate to the infrastructure build out for growing production and operations.

The chart below highlights the Company’s cash flows during the year ended March 31, 2017 and 2016.

(CDN $000’s)	Year Ended
Net cash provided by (used in)	March 31, 2017	March 31, 2016
Operating activities	$(27,093)	$(13,527)
Investing activities	(18,602)	(11,378)
Financing activities	132,098	18,856
Cash and cash equivalents, beginning of year	15,397	21,446

Cash and cash equivalents, end of year	$101,800	$15,397

CASH USED IN OPERATING ACTIVITIES

The cash used in operating activities prior to changes in working capital during the twelve month period ended March 31, 2017 amounted to $23,015, with net loss of $7,572 which included the non-cash unrealized gain on biological assets of $61,143, fair value changes on financial assets of $5,702 and income tax recovery of $2,703 to more than offset net changes in inventory and biological assets of $34,761 and other non-cash items such as depreciation and amortization of $6,064, and total share-based compensation of $10,043. The cash used in operating activities after changes in working capital during the twelve month period ended March 31, 2017 amounted to $27,093.

In the comparative period last year, the cash used in operating activities prior to changes in working capital during the twelve months ended March 31, 2016 was $15,071, with net loss of $3,496 which included the non-cash unrealized gain on biological assets of $38,805 to more than offset net changes in inventory and biological assets of $20,063 and other non-cash items such as depreciation and amortization of $2,256 and share-based compensation of $3,678. The cash used in operating activities after changes in working capital during the twelve month period ended March 31, 2016 amounted to $13,527.

CASH USED IN INVESTING ACTIVITIES

The cash used in investing activities during the twelve months ended March 31, 2017 of $18,602 was primarily due to the expansion of growing capacity at Tweed, acquisition of the Smiths Falls facility from the landlord, improvements at Vert, and investments made to improve production efficiencies such as high capacity oil extraction and new offerings such as soft-gel capsules amounting together to $29,391, partially offset by the cash and cash equivalents acquired, net of the cash paid for the acquisitions of Mettrum, Vert, Hemp and MedCann GmbH of $11,193.

In comparison, the cash used in investing activities during the twelve-months ended March 31, 2016 of $11,378 was primarily due to purchases of property, plant, and equipment and assets in process of $12,196 partially offset by the cash and cash equivalents acquired of $1,054 from the acquisition of Bedrocan and MedCann Access. The capital expenditures primarily related to investments to expand capacity at Tweed Farms.

CASH FROM FINANCING ACTIVITIES

The cash provided by financing activities during the twelve-months ended March 31, 2017 of $132,098 mainly resulted from the bought deal financings which closed on April 15, 2016, August 24, 2016 and December 22, 2016 for combined net proceeds of $99,026, private placement closed on March 22, 2017 for net proceeds of $24,160, the proceeds from the issuance of new mortgage debt of $3,500, and the proceeds from the exercise of warrants and stock options amounting to $7,087. The cash proceeds were partially offset by the repayment of long-term debt amounting to $959.

In the comparative period last year, the cash provided by financing activities during the twelve months ended March 31, 2016 of $18,856 mainly resulted from the bought deal financing which closed on November 17, 2015 for net proceeds of $12,734 and the proceeds from the exercise of warrants and stock options amounting to $8,022, partially offset by the repayment of long-term debt amounting to $1,900.

LIQUIDITY, FINANCING AND CAPITAL RESOURCES

The Company is subject to risks including, but not limited to, its inability to raise additional funds through debt and/or equity financing to support the Company’s development and continued operations and to meet the Company’s liabilities and commitments as they come due. Specifically, the Company has a history of losses with an accumulated deficit of $21,296, share capital of $621,541 and working capital of $154,941 as at March 31, 2017. This compares to an accumulated deficit of $13,775, share capital of $131,080 and working capital of $37,653 as at March 31, 2016. See below under the heading “Risk Factors”.

CAPITAL ACTIVITIES

The Company manages its capital with the objective of maximizing shareholder value and sustaining future development of the business. The Company defines capital as the Company’s equity and any debt it may issue. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the Company’s activities. The Company, upon approval from its Board of Directors, will undertake to balance its overall capital structure through new share issues, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company’s principal capital needs are for funds to expand its growing rooms, ancillary rooms, strategic acquisitions, and general working capital requirements to support growth including new opportunities to produce and sell cannabis oil and dry cannabis buds. Since its formation, the Company has financed its cash requirements primarily through the issuance of capital stock with the following exceptions.

On November 7, 2014, a mortgage was obtained on the Tweed Farms property. The mortgage was obtained from a Canadian financial institution for an original amount of $1,875 (March 31, 2017—$1,345) at an annual interest rate of 5.3% and had a term of 5 years and an amortization period of 7 years. On August 5, 2016, the Company obtained a second mortgage on the Tweed Farms property with the same Canadian financial institution for an original amount of $3,500 (March 31, 2017 – $3,210) with an annual interest rate of 4.9%, term of 5 years and also an amortization period of 7 years. Through the acquisition of Mettrum on January 31, 2017, the Company has an additional mortgage of $2,994, also with the same Canadian financial institution, on the Mettrum property, with an annual interest rate of 4.8%, term of 5 years and an amortization period of 7 years. Through the acquisition of Bedrocan on August 28, 2015, the Company has a long-term debt facility totaling $1,724 with an interest rate of 10%, due on July 1, 2024, payable in blended monthly payments (See “Transactions with Related Parties”).

The Company also has revolving lines of credit for up to $5,500 with the same Canadian financial institution holding the three mortgages, with variable interest rates based on the CIBC prime rate plus 1.2% with a 5 year term and interest only payments on drawn amounts, but is payable on demand or may be prepaid at any time at the option of the Company. The lines of credit are subject to disbursement conditions related to capital expenditures at Tweed Farms and Mettrum. The lines of credit were undrawn as at March 31, 2017.

The Company’s authorized share capital is an unlimited number of common shares of which 162,187,262 common shares were issued and outstanding as at March 31, 2017, after excluding 3,757,268 escrowed shares to be released after meeting certain conditions (March 31, 2016 – 98,818,213 common shares); 10,044,112 shares under the Company employee stock option plan (“ESOP”) at prices between $0.43 and $11.80 per share at March 31, 2017 (March 31, 2016 – 8,446,182 option shares); and no common share warrants were outstanding at March 31, 2017 (March 31, 2016 – 1,138,104 warrants).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements other than those as stated below in the section titled “Transactions with Related Parties”.

TRANSACTIONS WITH RELATED PARTIES

The Company had previously been leasing office premises from Tweed Hershey Drive Inc., which was related through common ownership (the Company’s CEO and chairman is a significant shareholder of the lessor). On January 13, 2017, the Company acquired the land and buildings at 1 Hershey Drive in Smiths Falls, Ontario. Details of the amounts expensed and owing related to these premises are detailed in Note 16 Related Parties in the Consolidated Financial Statements for the years ended March 31, 2017 and 2016.

The Company leases premises for the two Bedrocan facilities in Toronto from a company controlled by Murray Goldman, a director of Canopy Growth Corporation. The leases expire on October 15, 2018 and August 31, 2024. Details of the amounts expensed and owing related to these premises are described in Note 16 Related Parties in the Consolidated Financial Statements for the years ended March 31, 2017 and 2016.

The Company leases premises for the Mettrum Hemp’s production facility located in Barrie, Ontario from the former founder and shareholder of Mettrum Hemp and former officer of Mettrum, now the president of Mettrum Hemp and a shareholder of the Company. The lease has a term of five (5) years with an expiration date of March 31, 2020 together with one (1) extension term of five (5) years. The lease has an identical term and extension term (each expiring one (1) day earlier). Details of the amounts expensed and owing related to these premises are described in Note 16 Related Parties in the Consolidated Financial Statements for the years ended March 31, 2017 and 2016.

The Chief Executive Officer has been engaged to provide services to the Company at $50 per quarter and is eligible for up to a $200 annual bonus. Details of the amounts expensed and owing related to these premises are described in Note 16 Related Parties in the Consolidated Financial Statements for the years ended March 31, 2017 and 2016.

The Company currently has one loan payable to a director of Canopy Growth Corporation. Included in interest expense for the year ended March 31, 2017 was an amount of $179 (for the year ended March 31, 2016 - $164). At March 31, 2017, the loan balance was $1,724 (March 31, 2016 - $1,869).

Pursuant to the share purchase agreement with Hemp.CA, the Company owed $295 to a shareholder of Hemp.CA and who is now, Senior Vice President and Managing Director of Hemp.CA which was paid on March 30, 2017. In addition, the Company entered into a lease for the Vert and Hemp.CA properties, of which the said shareholder is the landlord. The lease expires on November 1, 2036 and the Company has two automatic renewal terms of 10 years each. For the year ended March 31, 2017, the expense incurred under this lease including base rent and operating costs was $15.

During the year ended March 31, 2017, $223 was expensed in director’s fees (for the year ended March 31, 2016 - $238). No amounts remained outstanding at March 31, 2017 and March 31, 2016.

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, because of the material weaknesses in our internal control over financial reporting described below, our Disclosure Controls were not effective as of March 31, 2017

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, in accordance with National Instrument 52-109 (“NI 52-109”), have both certified that they have reviewed the amended and restated financial report and this MD&A (the “Filings”) and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the filings; and (b) the financial report together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the Filings.

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation.

CSA National Instrument 52-109 requires the Chief Executive Officer and Chief Financial Officer to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting

Based on management’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting were not effective as of March 31, 2017 as a result of the material weaknesses in the Company’s internal control over financial reporting, as further described below.

Notwithstanding these material weaknesses, the Company has concluded that the financial statements included in this report fairly present in all material respects its financial position, results of operations, capital position, and cash flows for the periods presented, in accordance with IFRS.

A material weakness, as defined in National Instrument 52-109 of the Canadian Securities Administrators, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2017, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 (the “COSO 2013 Framework”). Based on the evaluation performed, management concluded that material weaknesses existed as of March 31, 2017, as described below.

Material Weaknesses Relating to Accounting for Investments where the Company does not have Control or Significant Influence over the Investee reported in “Other Financial Assets”; Reliance on End User Computing (“EUC”) for Complex Accounting and

Insufficient Processes over General Information Technology Controls related to User Access and Change Management Controls as of March 31, 2017

The material weaknesses in Accounting for Other Financial Assets, the reliance on EUC (spreadsheets) and in certain IT controls contributed to the following material weaknesses:

Accounting for Other Financial Assets - The Company did not maintain effective controls over the accounting for investments in which the Company does not have control or significant influence over the investee as reported in “Other Financial Assets”. The impact of this material weakness was to understate the fair value of the investments, with a corresponding understatement of fair value changes on AFS investments in the consolidated statements of comprehensive income/(loss) and understatement of fair value changes on financial assets in the statement of operations and the related tax effect of these errors. Management considers the material weakness to have been subsequently remediated.

Reliance on End User Computing - Corporate-wide EUC spreadsheets used in financial reporting have not been inventoried. Risks exist that these spreadsheets are inadequately secured and retained. In addition, the accounting complexities encountered in the financial reporting relies on equally complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature. The Company’s controls related to spreadsheets did not address all risks associated with updating assumptions, manual entry into spreadsheets, completeness of data entry, nor evidence of review of completed spreadsheets; and

IT General Controls - The Company did not maintain effective general information technology controls related to user access and change management processes throughout the fiscal year. Risks exist that IT systems were not effectively secured and controlled, which may lead to unauthorized or unintended processing within financial reporting systems. While management took action towards addressing certain of these deficiencies during the fiscal year, deficiencies were only addressed part way through the fiscal year and following March 31, 2017.

Because of the above described material weaknesses in internal control over financial reporting, management concluded that the Company’s internal control over financial reporting was not effective as of March 31, 2017. Accordingly, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.

Remediation Plan and Activities

Management has commenced remediation of these material weaknesses in fiscal 2017 and fiscal 2018, and its remediation plan includes the following actions:

1. Additional resources have been added to support external financial reporting and new review procedures have been introduced over investments for which the Company does not have control or significant influence over the investee. Management has tested these controls as at the date hereof and considers the remediation to have been completed;

2. A comprehensive revalidation of information technology user access, correction of exceptions noted, performance of refresher training and initiation of tools and process improvements to remediate these internal controls;

3. Continued engagement of third party resources to assist the Company in its risk assessment process and in completing the design and implementation of certain internal controls over financial reporting pursuant to the COSO 2013 Framework and remediation of our general information technology controls over information security and change management processes;

4. Completing an inventory listing of EUC spreadsheets in use and adopting a platform for storage of EUC spreadsheets; and

5. Launching a cross-functional business transformation process, enabled by a new end to end Enterprise Resource Planning (“ERP”) system, to standardize and automate business processes and controls across the organization domestically and internationally. The project is a major initiative that will make use of third party consultants and expand the depth and breadth of the finance and information technology organizations. The project, named Project Summit, was launched in June 2017 and is expected to extend into the spring of calendar 2018, and will enable continuous improvement and scalability.

The material weaknesses relating to reliance on EUC and certain IT controls cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future. Management, including the Chairman and Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

Other than the remediation efforts discussed above and the implementation of the company’s ICFR, there have been no changes in the Company’s ICFR during the year ended March 31, 2017 that have materially affected, or are likely to materially affect, the Company’s ICFR. Senior management has discussed these issues and remediation efforts with the Audit Committee, and the Board will continue to review progress on these remediation activities on a regular and ongoing basis.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of Vert (acquired November 1, 2016), Hemp.CA (acquired November 1, 2016), MedCann GmbH (acquired December 12, 2016), and Mettrum Health Corp. (acquired January 31, 2017). Excluding the goodwill and identified intangibles created on the acquisitions, the operations of Vert, Hemp.CA, MedCann GmbH, and Mettrum Health Corp. combined, represent approximately 20% of the Company’s assets (approximately 23% of current assets and 18% of non-current assets); they also represent approximately 33% of current liabilities and less than 20% of long-term liabilities, 21% and 8% of the Company’s revenues and 21% and less than 14% of the Company’s operational expenses for the three months and year ended March 31, 2017, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

The Company uses “Income from operations” as an additional GAAP financial measure within the financial statements and MD&A, and “Adjusted Product Contribution” and “Adjusted EBITDA” as Non-GAAP measures in the MD&A, but none are a defined term under IFRS to assess performance. Management believes that these measures provide useful supplemental information to investors and is computed on a consistent basis for each reporting period.

Income from operations is calculated as total revenues less total operating expenses derived from the Consolidated Statements of Comprehensive Loss. It is used by management to analyze operating performance but it is not intended to represent an alternative to net earnings or other measures of financial performance in accordance with IFRS.

“Adjusted Product Contribution” is a metric used by management to measure performance efficiencies in growing and selling medical cannabis. The metric is calculated by removing all amounts related to fair value accounting under IFRS, and then adding back the costs related to the inventory grown, harvested, and sold in the period, to arrive at a weighted average cost per gram to grow, harvest, and sell cannabis. The calculated weighted average cost per gram is applied to the number of grams sold in the period to determine the adjusted cost of sales and resulting Adjusted Product Contribution metric.

“Adjusted EBITDA” is a metric used by management which is Income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the stock based compensation expense, depreciation, and the non-cash effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

RISKS AND UNCERTAINTIES

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s AIF dated July 29, 2016 and in the Company’s Short-Form Prospectuses dated December 16, 2016, August 18, 2016, and April 8, 2016 filed with securities regulators and available on www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The Company has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability;

•	The Company’s ability to grow, store and sell medical cannabis in Canada are dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

•	The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada;

•	The introduction of home and designated growing may have a negative impact on the Company’s sales and infringe on the Company’s market;

•	Greater access to medical cannabis, through home and designated growing and illegal dispensaries, may decrease the number of patients registering with the Company and may cause registered patients to leave the Company and grow for themselves;

•	Home and designated growing may increase access to cannabis in the illegal market, potentially impacting the public’s perception of the Company, and the cannabis industry as a whole;

•	The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Third parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s medical cannabis business activities;

•	The operation of the Company can be impacted by adverse changes or developments affecting the facilities of the Company’s wholly-owned subsidiaries;

•	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;

•	The Company’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that the Company may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•	The Company and its wholly-owned subsidiaries have limited operating histories;

•	Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•	There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company;

•	The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity;

•	The Company and its wholly-owned subsidiaries face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury;

•	The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increase operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

•	Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

•	The Company is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

•	The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;

•	The Company could fail to integrate acquired companies into the business of the Company;

•	Completed acquisitions, strategic transaction or investments could fail to increase shareholder value;

•	Certain of the Directors and Officers of the Company are also directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies;

•	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

•	The market price for the common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control;

•	There can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company;

•	A substantial number of common shares are owned by a limited number of existing shareholders and as such these shareholders are in a position to exercise influence over matters requiring shareholder approval or cause delay or prevent a change in control of the Company that could otherwise be beneficial to the Company’s shareholders;

•	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;

•	The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety; and

•	The Company has, and will have, certain business arrangements with third parties, the breakdown/loss of which could impact its operations.